Exhibit 99.1

Emera

Incorporated

Notice of Annual Meeting of Common Shareholders

Friday, May 12, 2017 and Management Information Circular

Dear Fellow Shareholder:

We invite you to attend the annual meeting of the common shareholders of Emera Incorporated, which will be held at the Ondaatje Hall, Marion McCain Arts and Social Sciences Building, Dalhousie University, 6135 University Avenue, Halifax, Nova Scotia, on Friday, May 12, 2017 at 2:00 p.m. (Atlantic Time).

The Board of Directors and the executive team look forward to meeting with you to present our analysis of our 2016 financial results and outline our plans for the future.

Please take time to read this document. The Management Information Circular contains important information about the business to be conducted at the annual meeting, about the Directors nominated for election, how we compensate our executive officers and Directors and about our corporate governance practices. If you cannot attend the annual meeting, please use the proxy or voting instruction form provided to you in order to submit your vote prior to the meeting. It is important to us that your shares be counted.

Live coverage of the annual meeting will be available on our website at www.emera.com/investors. A recording of the meeting will be available on the site for several weeks following the meeting.

We hope you can join us.

Sincerely,

Jackie Sheppard

Chair of the Board

Christopher Huskilson

President and Chief Executive Officer

Notice of Annual Meeting

Friday, May 12, 2017

2:00 p.m. Atlantic Time

Ondaatje Hall,

Marion McCain Arts and

Social Sciences Building,

Dalhousie University

6135 University Avenue,

Halifax, Nova Scotia,

Canada

Record Date

Close of business

March 23, 2017

Items of Business

1.	Electing Directors to serve until the next annual meeting of Shareholders;

2.	Appointing Auditors;

3.	Authorizing the Directors to establish the Auditors’ fee;

4.	Considering an advisory resolution on the Company’s approach to executive compensation; and

5.	Transacting such other business as may properly come before the meeting.

As a shareholder, it is important that you vote. Common shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, shareholders may choose to vote by telephone or on the Internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Atlantic Time on Thursday, May 11, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays, or statutory holidays in Nova Scotia) prior to the reconvened meeting.

Should you have questions or comments, you may contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas

Corporate Secretary

Emera Inc. — Management Information Circular 2017	1

Management Information Circular

Information as of March 8, 2017

(unless otherwise noted)

Meeting Materials and Notice and Access

Canadian securities rules (“Notice and Access”) permit Emera Incorporated (the “Company” or “Emera”) to provide you with electronic access to this Management Information Circular (the “Circular”) and the 2016 Annual Report (the “Meeting materials”) for the annual meeting of common shareholders (“Shareholders”) instead of sending you a paper copy. Emera is sending Meeting materials to registered holders and beneficial owners using Notice and Access. It is more environmentally friendly as it helps reduce paper use. The notice you received includes instructions on how to access and review an electronic copy of the Meeting materials or how to request a paper copy. The notice also provides instructions on voting by proxy at the meeting. If you would like to receive a paper copy of the Meeting materials, please follow the instructions in the notice.

For those Shareholders who have previously provided instructions to receive paper copies of Meeting materials, we sent you a paper copy in addition to the notice regarding their electronic availability.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the Board of Directors and management of Emera for use at the annual meeting (“Meeting”) of Shareholders of the Company to be held on Friday, May 12, 2017, as set forth in the Notice of Annual Meeting (the “Notice”).

You have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile, in writing, or in person, by Directors, Officers, or other employees or agents of the Company.

The Company wishes to have as many Shareholders vote as possible and has retained D.F. King Canada as the proxy solicitation agent to assist with the solicitation of votes from Shareholders. The proxy solicitation agent will monitor the number of Shareholders voting and will contact Shareholders in order to increase participation in voting. The cost of this solicitation will be borne by the Company and is not expected to exceed $50,000.

Record Date and Voting of Shares

The date for determining which Shareholders are entitled to receive the Notice is Thursday, March 23, 2017. This is called the “Record Date”. Only Shareholders of record at the close of business on the Record Date will be entitled to vote. Each common share owned as of the Record Date entitles the holder to one vote.

To the knowledge of the Directors and Officers, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and the only outstanding voting shares were 211,108,897 common shares.

Beneficial (or Non-Registered) Owners

The voting process is different depending on whether you are a registered Shareholder, Non-Objecting Beneficial Owner or Objecting Beneficial Owner.

If you have shares registered in your own name, you are a registered Shareholder. If you do not hold shares in your own name, you are a beneficial or non-registered owner. If your shares are listed in an account statement provided to you by a broker, then it is likely that those shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee.

There are two kinds of beneficial owners: (i) Objecting Beneficial Owners – those who object to their name being made known to the issuers of shares which they own and (ii) Non-Objecting Beneficial Owners – those who do not object to their name being made known to the issuers of the shares which they own. Non-Objecting Beneficial Owners will receive a voting instruction form from Emera’s registrar and transfer agent, CST Trust Company (“CST”). This is to be completed and returned to CST in the envelope provided. In addition, CST provides both telephone voting and Internet voting as described on the voting instruction form.

Securities regulation requires brokers or agents to seek voting instructions from Objecting Beneficial Owners in advance of the Meeting. Objecting Beneficial Owners should be aware that brokers or agents can only vote shares if instructed to do so by the Objecting Beneficial Owner. Your broker or agent (or their agent Broadridge) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

If you are an Objecting Beneficial Owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your shares at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting. If you wish to attend and vote your shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

2	Emera Inc. — Management Information Circular 2017

MANAGEMENT INFORMATION CIRCULAR

Shareholder Proxy Materials

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name, address, and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Emera has arranged for its registrar and transfer agent, CST, to send materials directly to Non-Objecting Beneficial Owners. Emera will bear the cost of delivering shareholder proxy materials to registered Shareholders, Non-Objecting Beneficial Owners and Objecting Beneficial Owners.

By choosing to send these materials to you directly, Emera (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to Non-Objecting Beneficial Owners, and (ii) executing their proper voting instructions. Please return voting instructions as specified in the voting instruction form or form of proxy.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy are Jackie Sheppard, Chair of the Board, and Christopher Huskilson, President and Chief Executive Officer, both of whom are Directors of the Company, and Stephen Aftanas, who is Corporate Secretary of the Company.

In order for a vote by proxy or voting instruction form to be counted, it should be received prior to 5:00 p.m. (Atlantic Time) on Thursday, May 11, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Nova Scotia) prior to the reconvened meeting. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose. In order for your vote to be counted, you may vote by proxy or voting instruction form via mail, the Internet or telephone. If you are a registered Shareholder or a Non-Objecting Beneficial Owner, you may attend the Meeting in person and submit your completed proxy or vote by ballot.

Completion of a proxy gives discretionary authority to the proxyholder to vote as he or she sees fit in respect of amendments to matters identified in the Notice, and other matters that may properly come before the Meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine, and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting.

If you appoint Ms. Sheppard, Mr. Huskilson or Mr. Aftanas as your proxyholder, they will vote, or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “For” the:

•	election of Directors named in this Circular;

•	appointment of Ernst & Young LLP as Auditors;

•	authorization of the Directors to establish the Auditors’ fee; and

•	advisory resolution on the Company’s approach to executive compensation.

They will vote in accordance with their best judgment if any other matters are properly brought before the Meeting.

You may appoint any other person (who need not be a Shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the accompanying proxy. That person is your proxyholder and must attend and vote at the Meeting in order for your vote to count.

You may revoke your proxy by providing new voting instructions in a new proxy or voting instructions form with a later date, or at a later time if you are voting on the Internet or by telephone. Any new voting instructions, however, will only take effect if received prior to 5:00 p.m. (Atlantic Time) on Thursday, May 11, 2017 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Nova Scotia) prior to the reconvened meeting. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Stephen Aftanas, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5, no later than the last business day preceding the day of the Meeting or any postponement or adjournment thereof or with the Chair of the Meeting on the day of the Meeting or any postponement or adjournment thereof or in any other manner permitted by law. Registered Shareholders and Non-Objecting Beneficial Owners may attend the Meeting and vote in person and, if they do so, any voting instructions previously given by such persons for such shares will be revoked.

Restrictions on Share Ownership and Voting

Under Nova Scotia legislation, no Emera Shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. Shareholders who are not residents of Canada may not hold, in the aggregate, more than 25 per cent of the outstanding voting shares.

These restrictions may be enforced by limiting non-complying Shareholders’ voting rights, dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held and/or residency in order to ensure compliance with these restrictions.

If you have any questions about share ownership and voting restrictions, please contact the Corporate Secretary using the contact information contained in the Notice above.

Emera Inc. — Management Information Circular 2017	3

Business of the Meeting

1.	Election of the Board of Directors: The 12 nominees proposed for election as Directors at the 2017 Meeting are identified under Director Nominees in this Circular. For more information about the process for nominating Directors, see Nomination of Directors in the Statement of Corporate Governance Practices.

All nominees are currently Directors of the Company. Each nominee has indicated his or her willingness to serve as a Director. Each Director elected at the Meeting will hold office until the next annual meeting of Shareholders.

Ms. Sheppard, Mr. Huskilson and Mr. Aftanas intend to vote “For” the 12 nominees unless instructed otherwise by Shareholders in their proxy.

2.	Appointment of Auditors: The Audit Committee has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit and recommends the re-appointment of Ernst & Young LLP as Auditors. Ernst & Young LLP have been Auditors of the Company since its inception in 1998, and before that were Auditors of the Company’s subsidiary, Nova Scotia Power Inc. (“NSPI”), since 1991.

Ms. Sheppard, Mr. Huskilson and Mr. Aftanas intend to vote “For” the re-appointment of Ernst & Young LLP as Auditors of the Company, to hold office until the close of the next annual meeting of Shareholders, unless a Shareholder specifies their shares be withheld from voting.

3.	Auditors’ Fee: The Company is incorporated under the Nova Scotia Companies Act. Shareholder approval of the authorization of Directors to establish the Auditors’ fee is required pursuant to the Companies Act. The aggregate fees billed by Ernst & Young LLP, during the last two fiscal years ended December 31, 2015 and December 31, 2016, were as follows:

Service Fee	2016 ($)	2015 ($)
Audit Fees	1,161,150	1,167,187
Audit-Related Fees	651,397	242,568
Tax Fees	419,669	544,615
All Other Fees	Nil	125,000

Total	2,232,216	2,079,370

Ms. Sheppard, Mr. Huskilson and Mr. Aftanas intend to vote “For” the authorization of Directors to establish the Auditors’ fee, unless a Shareholder instructs otherwise in their proxy.

4.	Advisory Vote on Executive Compensation: You will be asked to consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in this Circular.

Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera’s corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

The Board, through the Management Resources and Compensation Committee (MRCC), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the Committee’s report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2017 annual meeting of Shareholders.”

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular the MRCC, will seriously consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, Ms. Sheppard, Mr. Huskilson and Mr. Aftanas intend to vote “For” the advisory resolution on executive compensation.

4	Emera Inc. — Management Information Circular 2017

MANAGEMENT INFORMATION CIRCULAR

Director Nominees

The following pages set out the names of the nominees proposed for election as Directors of Emera. Biographical information about the Director nominees is also provided, including, age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience. The information about each Director nominee includes Committee memberships and meeting attendance. Their membership on other public company boards in the last five years is also described.

There is information about the common shares and Deferred Share units (DSUs) of Emera held by each Director nominee for the past three years. The estimated value of each Director nominee’s common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares ($)
December 31, 2014	38.64
December 31, 2015	43.23
December 31, 2016	45.39

All Director nominees are required to meet share ownership guidelines. The information below details their status under those guidelines. For further information on the share ownership guidelines for Directors, see Director Share Ownership Guidelines in the Statement of Corporate Governance Practices later in this Circular. For further information on the share ownership guidelines for the Company’s executive officers, including Mr. Huskilson, President and Chief Executive Officer, see Executive Share Ownership Requirements in the Statement of Executive Compensation.

All Director nominees, except Mr. Huskilson and Mr. Ramil, are considered by the Board to be independent. For more information about the Company’s definition of independence, see Director Independence in the Statement of Corporate Governance Practices later in the Circular.

Emera Inc. — Management Information Circular 2017	5

Skills and Experience Total

The above bar chart shows eight categories of skills and experience important to the Company’s business and governance (along the vertical axis), and that number of the 12 Director nominees who possess those skills and experience (along the horizontal axis). The details of each Director nominee’s skills and experience are contained in their biographies later in this Circular.

The voting results for those Directors who were nominees for election in the 2016 annual meeting of Shareholders are shown in the two rows below.

	Sylvia Chrominska	Henry Demone	Allan Edgeworth	James Eisenhauer	Christopher Huskilson	Wayne Leonard	Lynn Loewen	John McLennan	Donald Pether	Andrea Rosen	Richard Sergel	Jackie Sheppard
Percentage of votes cast “For” each Director (%)	98.97	99.09	98.90	99.35	99.40	96.10	99.21	98.93	99.08	98.86	99.55	99.58
Percentage of votes cast “Withheld” (%)	1.03	0.91	1.10	0.65	0.60	3.90	0.79	1.07	0.92	1.14	0.45	0.42

6	Emera Inc. — Management Information Circular 2017

Sylvia Chrominska

Age: 65

Toronto,

Ontario Canada

Director Since: 2010

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Compensation and Human Resources

•	Legal and Regulatory

MANAGEMENT INFORMATION CIRCULAR

Ms. Chrominska has been a Director since September 2010. She has been a member of the Management Resources and Compensation Committee since November 2010, and became Chair of the Committee in May 2016. She was a member of the Nominating and Corporate Governance Committee from June 2012 to September 2014. She was Chair of the ad hoc Pension governance Committee from its inception in November 2013 until its termination in May 2014.

Ms. Chrominska is the former Group Head of global Human Resources and Communications for The Bank of Nova Scotia, where she had global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group. Ms. Chrominska is the former Chair of the Board of Scotiabank Trinidad and Tobago Limited and Scotia Group Jamaica Limited. Ms. Chrominska is also a Director of Wajax Corporation.

Ms. Chrominska graduated from the University of Western Ontario with an Honours Degree in Business Administration. She also serves on the Dean’s Advisory Board at the Richard Ivey School of Business and is a member of the Board of governors of the University of Western Ontario. She received an honorary Doctor of laws from the University of Western Ontario in 2014.

Ms. Chrominska’s 30-year career in the banking sector has provided her with valuable skills and knowledge in financial and credit matters. In particular, the experience she has gained through her senior executive leadership roles, with responsibilities encompassing a broad spectrum of areas within a complex, global business organization, is a distinct asset.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Management Resources and Compensation Committee Chair	6 of 6 5 of 5	100 100	% %	• Wajax Corporation (May 2015 to present) • Scotia Group Jamaica Limited (2009 to March 2016) • Scotiabank Trinidad and Tobago Limited (January 2013 to March 2015)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
177,633	N/A	177,633

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
158,225	241,460	997,899

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	2,529 1,813 1,813	21,985 17,498 13,832	1,112,690 834,815 604,523	Ms. Chrominska owns shares and DSUs valued at 195% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2017	7

Henry Demone

Age: 62

Lunenburg, Nova Scotia

Canada

Director Since: 2014

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Compensation and Human Resources

Mr. Demone joined the Emera Board of Directors in September 2014. He also became a member of the Management Resources and Compensation Committee at that time.

He is the Chairman of High Liner Foods of Lunenburg, Nova Scotia, the leading North American processor and marketer of value-added frozen seafood. He was President of High liner Foods from 1989 until he became President and Chief Executive Officer from 1992 until May 2015.

Mr. Demone currently sits on the Board of Saputo Inc. He is past-Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders. He has served on the Boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone was also the first non-US citizen to be named Chair of the National Fisheries Institute, a US national trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets, mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone’s robust business relationships and his solid reputation make him a valuable member of Emera’s Board of Directors.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Board member	6 of 6	100%	• High Liner Foods Inc. (1989 to present)
• Management Resources and Compensation Committee member	5 of 5	100%	• Saputo Inc. (2012 to present)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
168,375	N/A	168,375

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
168,375	198,395	392,714

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	10,508 5,000 Nil	8,652 4,495 932	869,672 410,469 36,012	Mr. Demone owns shares and DSUs valued at 153% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

8	Emera Inc. — Management Information Circular 2017

Allan Edgeworth

Age: 66

Calgary, Alberta

Canada

Director Since: 2005

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

MANAGEMENT INFORMATION CIRCULAR

Mr. Edgeworth has been a Director since November 2005. He has been a member of the Management Resources and Compensation Committee since February 2006 and was Committee Chair from May 2010 to May 2016.

Mr. Edgeworth was a member of the Audit Committee from April 2008 to May 2013. From May 2007 to April 2008, Mr. Edgeworth was a member of the Nominating and Corporate Governance Committee. He also served as a Director of Nova Scotia Power Inc. from November 2005 to October 2006.

Mr. Edgeworth is former President of ALE Energy Inc., a private consulting company. Previously he was the President and Chief Executive Officer of Alliance Pipeline. Until March 31, 2012, he was a Commission member and Director of the Alberta Securities Commission. He is a Director of AltaGas Ltd. and was a Director of Pembina Pipeline Corporation. Mr. Edgeworth has also served on the Boards of the Interstate National gas Association of America and the Canadian gas Association. He is past-Chair of the Canadian Energy Pipeline Association.

Mr. Edgeworth holds a Bachelor of Applied Science from the University of British Columbia in geological Engineering and is a graduate of the Queen’s Executive Program. His extensive experience as a senior leader in the energy sector combined with his expertise in corporate governance makes Mr. Edgeworth a valuable member of the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Management Resources and Compensation Committee member	6 of 6 4 of 4	100 100	% %	• AltaGas Ltd. (previously AltaGas Income Trust) (March 2005 to present) • Pembina Pipeline Corporation (July 2006 to May 2014)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
180,742	N/A	180,742

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
180,742	347,163	1,953,676

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	3,700 1,000 1,000	43,042 37,162 32,984	2,121,619 1,649,743 1,313,142	Mr. Edgeworth owns shares and DSUs valued at 372% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2017	9

James Eisenhauer, FCPA, FCA

Age: 65

Lunenburg, Nova Scotia

Canada

Director Since: 2011

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	Governance/Other Directorship

•	Financial

Mr. Eisenhauer has been a Director of the Company since May 2011. He is the former Chairman of the Board of Directors of Emera’s subsidiary, Nova Scotia Power Inc., having served on its Board since 2008.

He is President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution. He is a Professional Engineer and a Fellow of the Chartered Professional Accountants of Nova Scotia. Mr. Eisenhauer was a member of the Board of Nova Scotia Business Inc. from 2005 to January 2013, serving as Chair from November 2010 to October 2012. He has also been a member of the Board of Stelia Aerospace North America Inc. since 2014 and its predecessors since 1987. He is also on the Advisory Board of Atlantic Industries Limited and is Chair of its Advisory Audit Committee.

Mr. Eisenhauer holds a Bachelor of Science from Dalhousie University and a Bachelor of Engineering (with distinction) from the Technical University of Nova Scotia.

Mr. Eisenhauer’s professional knowledge and experience combined with his executive leadership in manufacturing and distribution businesses are valuable assets. His leadership role in the Nova Scotia business community provides him with valuable stakeholder and governance skills and experience.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Audit Committee member	6 of 6 3 of 3	100 100	% %	• Nova Scotia Power Inc. (September 2008 to May 2016)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
108,671	62,779	171,450

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
171,450	314,622	1,686,829

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	2,389 Nil Nil	37,163 31,742 26,334	1,795,265 1,372,207 1,017,546	Mr. Eisenhauer owns DSUs valued at 315% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

10	Emera Inc. — Management Information Circular 2017

Christopher Huskilson

Age: 59

Wellington, Nova Scotia

Canada

Director Since: 2004

Not Independent

President and Chief Executive

Officer of Emera

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

MANAGEMENT INFORMATION CIRCULAR

Mr. Huskilson has been a Director and the President and Chief Executive Officer of Emera since November 2004.

He is a Director of many of Emera’s affiliated companies, including Tampa Electric Company, Nova Scotia Power Inc., New Mexico gas Company, Emera Energy Inc., and Emera (Caribbean) Inc. He has been a Director of Algonquin Power & utilities Corp. since 2009. He has held a number of positions within Nova Scotia Power Corporation, since June 1980.

Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick. He received an honorary Doctorate in Science from University of New Brunswick in 2014.

Mr. Huskilson’s decades of experience and extensive knowledge of various roles within Emera and Nova Scotia Power Inc. allow him to provide leadership within the Company, and in the broader electricity industry, regionally, nationally and internationally.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Board member	6 of 6	100%	• Nova Scotia Power Inc. (November 2004 to present) (1) • ICD Utilities Limited (September 2008 to present) (1) • Algonquin Power and utilities Corp. (July 2009 to present)

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
0	868,732	9,946,946

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	81,558 25,537 25,523	219,144 209,998 202,013	13,648,864 10,182,178 8,791,991	Mr. Huskilson is subject to Executive Share Ownership Requirements, which require that he own shares and/or DSUs valued at five times his salary. He exceeds this requirement.

(1)	Nova Scotia Power Inc. and ICD Utilities Limited are subsidiaries of Emera.

Emera Inc. — Management Information Circular 2017	11

John Ramil

Age: 61

Tampa, Florida

USA

Director Since: 2016

Not Independent

Former President and Chief Executive Officer of TECO Energy, Inc. (2)

Skills and Experience

•	CEO/Senior Executive

•	M&A/Growth Strategy

•	Energy Sector

•	Customer/Stakeholder

•	Financial

•	Legal and Regulatory

Mr. Ramil has been a Director since September 2016. He is the former President and Chief Executive Officer of TECO Energy, Inc. (TECO), having retired as President and Chief Executive Officer of TECO on August 31, 2016 after Emera acquired TECO on July 1, 2016.

Mr. Ramil had a distinguished 40-year career with TECO which included becoming TECO’s President in 2004. He joined the TECO Board of Directors in 2008, and became Chief Executive Officer in 2010.

Mr. Ramil has been a significant leader in the Tampa Bay community. He is Chair of the Boards of GuideWell Mutual Holding Corporation and Blue Cross Blue Shield of Florida.

He serves on the Board of Directors of the Moffitt Cancer Center Institute.

He is a former member of the Board of the Edison Electric Institute, an industry association, and is a former member of the Board of Tampa Bay partnership. He is a member of the Florida Council of 100. Previously, he served as Chairman of the greater Tampa Chamber of Commerce and the Tampa Hillsborough Economic Development Corp.

Mr. Ramil received his Bachelor of Science, Master of Science and Honorary Doctorate degrees in Engineering from the University of South Florida (USF). In 1999, he was named USF’s Distinguish Alumnus. He is the longest-serving member of the USF Board of Trustees and served as its chairman from 2010 to 2015.

Mr. Ramil brings significant business and utility sector experience to Emera’s board, as well as a deep understanding and involvement in his community. John’s range and depth of skills will be a great asset for Emera across all of its businesses.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member	1 of 2	50	% (1)	• TECO Energy, Inc. (August 2010 to August 2016)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
57,835	N/A	57,835

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
57,835	60,868	60,868

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016	0	1,341	60,868	Mr. Ramil owns shares and DSUs valued at 11% of the requirement under the Share Ownership guidelines. He has until November 2021 to meet the guidelines.

(1)	Mr. Ramil joined the Emera Board in September 2016, well after the schedule of Emera Board meetings for 2016 had been determined. Due to a pre-existing conflict between the meeting times for an Emera Board meeting and a GuideWell Mutual Holding Corporation Board meeting – Mr. Ramil is Board Chair for the GuideWell Mutual Holding Corporation Board – he was unable to attend an Emera Board meeting in November 2016. Therefore, of the two Board meetings in 2016 which Mr. Ramil was eligible to attend, he was only able to participate in one of them.
(2)	Mr. Ramil’s independence is a matter for the determination of the Board of Directors of Emera as to whether he has a direct or indirect material relationship with Emera. Having retired as the President and CEO of TECO Energy, Inc. on August 31, 2016, the Board has determined that he should not be considered independent at this time. This determination is subject to review by the Emera Board in future years, and Mr. Ramil’s status in this regard may change based on the Board’s review and further determination at that time.

12	Emera Inc. — Management Information Circular 2017

Lynn Loewen, FCPA, FCA

Age: 55

Westmount, Quebec

Canada

Director Since: 2013

Independent

Skills and Experience

•	CEO/Senior Executive

•	Governance/Other Directorships

•	Customer/Stakeholder

•	Financial

MANAGEMENT INFORMATION CIRCULAR

Ms. Loewen has been a Director of the Company since February 2013 and a member of the Audit Committee since May 2013.

Ms. Loewen is currently President of Minogue Medical Inc. She was President of Expertech Network Installation Inc. from 2008 to 2011. She held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and as Vice President of Financial Controls from 2003 to 2005. Prior to that, she was Vice President of Corporate Services and Chief Financial Officer of Air Canada Jazz, where she held positions of increasing responsibility since 1988.

Ms. Loewen was a member of the Public Sector Pension Investment Board from 2001 to 2007, where she served on the Audit Committee from 2003 to 2007 and as Audit Committee Chair from 2006 to 2007. She was Chair of the governance Committee from 2003 to 2006.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University and obtained her Chartered Accountant designation in 1986. She served on the Mount Allison University Board of Regents from 1998 to 2008 and as Chair from 2007 to 2008. She also served as a member of the Advisory Board of the Ron Joyce Centre for Business Studies from 2009 to 2011.

Ms. Loewen’s financial expertise and business acumen gained as a senior executive in the telecom and airline sectors are valuable assets for Emera’s Board.

Board/Committee Membership	Attendance	Total	Public Company Board Membership During the Last Five Years
• Board member	6 of 6	100%	None
• Audit Committee member	7 of 7	100%

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
172,875	N/A	172,875

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
172,875	229,745	700,822

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	3,603 1,134 1,090	15,440 10,897 6,957	864,362 520,100 310,936	Ms. Loewen owns shares and DSUs valued at 152% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2017	13

John McLennan

Age: 71

Mahone Bay, Nova Scotia

Canada

Director Since: 2005

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Compensation and Human Resources

•	Legal and Regulatory

Mr. McLennan has been a Director since April 2005 and was Chair of the Board from May 2009 to May 2014. He was a member of the Management Resources and Compensation Committee and the Nominating and Corporate Governance Committee from April 2005 to May 2009 when he became Chair of the Board. He rejoined the Nominating and Corporate Governance Committee in September 2014. He was Chair of the ad hoc Board Chair Succession Committee. He was also a Director of Nova Scotia Power Inc. from April 2005 to November 2013, and was the Chair of that Board from May 2006 to May 2009.

Mr. McLennan is the former Vice Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada). He served as President and Chief Executive Officer of Bell Canada and Bell Mobility from 1990 to 1997. He is the former Chief Executive Officer of Cantel Inc. He is a former Board member of Chorus Aviation Inc. from January 2006 to May 2014. He is a Director of Amdocs Limited.

Mr. McLennan holds a Bachelor of Science, Master of Science and Honorary Doctorate of Science degrees from Clarkson University in New York. From 1996 to 2006, he was Chancellor of Cape Breton University where he also received an Honorary Doctorate.

Mr. McLennan’s extensive chief executive officer experience with complex organizations across a variety of industries provides him with valuable strategic insight and leadership capabilities. Through his membership on several public company boards, he has gained extensive governance skills and business acumen.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Nominating and Corporate Governance Committee member	6 of 6 4 of 4	100 100	% %	• Amdocs Limited (November 1999 to present) • Chorus Aviation Inc. (and its predecessor Jazz Air Holding G.P. Inc.) (January 2006 to May 2014) • Nova Scotia Power Inc. (April 2005 to November 2013)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
170,250	N/A	170,250

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
170,250	468,512	3,457,175

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	16,947 5,000 5,000	76,166 69,134 63,129	4,226,399 3,204,813 2,632,505	Mr. McLennan owns shares and DSUs valued at 741% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

14	Emera Inc. — Management Information Circular 2017

Donald Pether

Age: 68

Dundas, Ontario

Canada

Director Since: 2008

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Compensation and Human Resources

•	Legal and Regulatory

MANAGEMENT INFORMATION CIRCULAR

Mr. Pether has been a Director since November 2008. He has been a member of the Nominating and Corporate Governance Committee since May 2009, and was appointed Chair of the Committee in April 2012. He became a member of the Audit Committee in November 2014 and was a member of the Management Resources and Compensation Committee from May 2009 to September 2014. He was also a member of the ad hoc Pension governance Committee from its inception in November 2013 until its termination in May 2014.

Mr. Pether is the former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. He is a past-Chair of the Board of the Hamilton Health Sciences Foundation, the McMaster Innovation Park and McMaster University. He currently sits on the Board of the Manning Innovation Awards Foundation and the Council of governors for the Art gallery of Hamilton. He is a Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc.

Mr. Pether has a Bachelor of Science in Metallurgical Engineering from the University of Alberta and holds a Doctor of Laws (Honours) from McMaster University.

Mr. Pether’s experience as a chief executive officer of a steel producer owning assets in the mining and automotive parts industry, and with employees in the US, Mexico and Canada, provides him with valuable business and stakeholder skills. Mr. Pether’s experience throughout his career with employee and labour relations, as well as with innovative manufacturing and maintenance processes, are of significant benefit to the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Nominating and Corporate Governance Committee Chair • Audit Committee member	6 of 6 4 of 4 7 of 7	100 100 100	% % %	• Primary Energy Recycling Corporation (April 2010 to December 2014)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
192,625	N/A	192,625

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
192,625	322,816	1,544,712

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	1,208 Nil Nil	34,032 28,265 23,283	1,599,544 1,221,853 899,655	Mr. Pether owns DSUs valued at 281% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

Emera Inc. — Management Information Circular 2017	15

Andrea Rosen

Age: 62

Toronto,

Ontario Canada

Director Since: 2007

Independent

Skills and Experience

•	CEO/Senior Executive

•	M&A/Growth Strategy

•	Governance/Other Directorships

•	Financial

Ms. Rosen has been a Director since January 2007 and a member of Emera’s Audit Committee since May 2007. She was appointed Audit Committee Chair in April 2008. She was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO Energy, Inc. transaction and the equity offering completed in December 2016.

Ms. Rosen was Vice Chair of TD Bank Financial Group and President of TD Canada Trust from 2002 to 2005.

Prior to this, she was Executive Vice President of TD Commercial Banking and Vice Chair of TD Securities. Previously, Ms. Rosen also served as Vice President of Varity Corporation from 1991 to 1994. Between 1981 and 1990, she held a variety of roles at Wood Gundy Inc. (later CIBC Wood Gundy). eventually becoming Vice President and Director. Ms. Rosen is also a Director of the Alberta Investment Management Corporation and Manulife Financial Corporation.

Ms. Rosen received her Bachelor of Laws degree from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. She earned a Bachelor of Arts degree from Yale University.

Ms. Rosen has spent over 20 years in the corporate finance field and is an experienced senior executive. Her career in the investment and commercial banking industry has given her extensive financial and investment knowledge. Her expertise is of significant value to the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Audit Committee Chair • Ad Hoc Committee member (TECO) (1) • Ad Hoc Committee member (Equity) (2)	6 of 6 7 of 7 2 of 2 1 of 1	100 100 100 100	% % % %	• Manulife Financial Corporation (August 2011 to present) • Hiscox Ltd. (October 2006 to October 2015)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
193,875	N/A	193,875

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
193,875	363,770	1,998,340

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	14,336 Nil Nil	44,026 37,811 32,412	2,649,051 1,634,570 1,252,400	Ms. Rosen owns DSUs valued at 465% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

(1)	This Ad Hoc Committee oversaw aspects of the financing related to the TECO Energy, Inc. transaction.
(2)	This Ad Hoc Committee had authority to review and authorize the terms of a public offering of common equity by the Company.

16	Emera Inc. — Management Information Circular 2017

Richard Sergel

Age: 67

Wellesley, Massachusetts

USA

Director Since: 2010

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

MANAGEMENT INFORMATION CIRCULAR

Mr. Sergel has been a Director since September 2010. He has been a member of the Nominating and Corporate Governance Committee since November 2012, and a member of the Management Resources and Compensation Committee since September 2014. He was a member of the ad hoc Pension governance Committee from November 2013 to May 2014. He was a member of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO Energy, Inc. transaction and the equity offering completed in December 2016. Mr. Sergel is also a member of the Board of the Company’s subsidiary Emera US Holdings Inc.

Mr. Sergel is the former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). He served as President and Chief Executive Officer of National grid USA, and its predecessor New England Electric System, from 1998 to 2004.

Mr. Sergel is presently a Director of State Street Corporation. He also served on the Boards of the Edison Electric Institute, the Consortium for Energy Efficiency, and the united Way of the Merrimac Valley.

Mr. Sergel holds a Bachelor of Science in Mathematics from Florida State University, a Master of Science in Applied Mathematics from North Carolina State University, and a Master of Business Administration from the University of Miami.

Mr. Sergel’s extensive career in the US electricity sector has provided him with valuable industry and business skills and experience. His regulatory background is a distinct asset.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Nominating and Corporate Governance Committee member • Management Resources and Compensation Committee member • Ad Hoc Committee member (TECO) (1) • Ad Hoc Committee member (2)	6 of 6 4 of 4 5 of 5 2 of 2 1 of 1	100 100 100 100 100	% % % % %	• State Street Corporation (September 1999 to present)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
210,311	10,000	220,311

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
100,000	138,094	464,567

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	4,000 4,000 4,000	10,235 7,552 5,624	646,127 499,393 371,871	Mr. Sergel owns shares and DSUs valued at 113% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

(1)	This Ad Hoc Committee oversaw aspects of the financing related to the TECO Energy, Inc. transaction.
(2)	This Ad Hoc Committee had authority to review and authorize the terms of a public offering of common equity by the Company.

Emera Inc. — Management Information Circular 2017	17

Jackie Sheppard

Age: 61

Calgary,

Alberta Canada

Director Since: 2009

Independent

Skills and Experience

•	CEO/Senior Executive

•	Customer/Stakeholder

•	M&A/Growth Strategy

•	Governance/Other Directorship

•	Financial

•	Energy Sector

•	Compensation and Human Resources

•	Legal and Regulatory

Ms. Sheppard has been an Emera Director since February 2009, and became Chair of the Board in May 2014. She was a member of the Management Resources and Compensation Committee from May 2009 to May 2014, and the Audit Committee from May 2009 to October 2014. She was Chair of the two ad hoc Committees formed by the Board in August 2015 and November 2016 to oversee certain aspects of the financing related to the TECO Energy, Inc. transaction and the equity offering completed in December 2016. Ms. Sheppard was a Director of the Company’s subsidiary Emera Newfoundland & Labrador Holdings Inc. from 2011 until May 2016.

Ms. Sheppard is the former Executive Vice President, Corporate and Legal of Talisman Energy Inc. She served as Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a Provincial Crown Corporation, until June 2014. She is founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. She is a Director of Cairn Energy PLC, a publicly traded UK-based international upstream company and a Director of the general partner of Pacific NorthWest LNG LP, which was formed for the purpose of constructing, owning and operating an LNG facility in British Columbia. She is also a Director of Seven Generations Energy Ltd., a publicly traded energy company focused on Canadian natural gas development.

Ms. Sheppard is a Rhodes Scholar, having received an Honours Jurisprudence, Bachelor of Arts and Master of Arts from Oxford University in 1979. She earned a Bachelor of Laws degree (Honours) from McGill University in 1981, and a Bachelor of Arts degree from Memorial University of Newfoundland in 1977.

With her extensive roles as an executive in the energy industry, and as a director of public, private and crown corporations, Ms. Sheppard’s experience in strategic planning, business development, public markets, legal and governance are the foundation for her leadership of the Board.

Board/Committee Membership	Attendance	Total		Public Company Board Membership During the Last Five Years
• Board member • Ad Hoc Committee Chair (TECO) (1) • Ad Hoc Committee Chair (Equity) (2)	6 of 6 2 of 2 1 of 1	100 100 100	% % %	• Seven Generations Energy Ltd. (May 2016 to present) • Cairn Energy PLC (May 2010 to present) • NWest Energy Corp. (July 2008 to July 2012)

Total Compensation

Fees earned in 2016 ($)	All other compensation ($)	Total ($)
280,000	N/A	280,000

DSUs Awarded and Held

2016 share-based awards ($)	Total 2016 increase in value of all DSUs held ($)	Market value of total DSU holdings ($)
280,000	445,898	1,977,234

Securities Held

Year	Common shares	DSUs	Value of shares and DSUs ($)	Status under share ownership guidelines
2016 2015 2014	11,947 Nil Nil	43,561 35,423 27,893	2,519,508 1,531,336 1,077,747	Ms. Sheppard owns shares and DSUs valued at 442% of the requirement under the Share Ownership guidelines; therefore, the guidelines are met.

(1)	This Ad Hoc Committee oversaw aspects of the financing related to the TECO Energy, Inc. transaction.
(2)	This Ad Hoc Committee had authority to review and authorize the terms of a public offering of common equity by the Company.

18	Emera Inc. — Management Information Circular 2017

MANAGEMENT INFORMATION CIRCULAR

Compensation of Directors in 2016

Purpose of Director Compensation

The compensation of Directors is designed to:

•	attract and retain highly skilled and experienced individuals to serve on Emera’s Board;

•	ensure alignment with long-term Shareholders’ interest; and

•	recognize the substantial time commitment required to oversee management of the Company.

For more information about the process of determining Director compensation, see Director Compensation in the Statement of Corporate Governance Practices later in the Circular.

Deferred Share Units (DSUs)

Directors have the ability to elect to receive some or all of their cash compensation in the form of DSUs. In 2016, the annual retainer for each Director was $145,000, of which $100,000 was payable in DSUs. More information about the Directors’ DSU Plan is provided later in this section of the Circular. The Company does not offer option-based awards, non-equity incentive plan participation, or participation in a Company pension plan to its non-executive Directors.

Board Chair’s All-Inclusive Retainer

The annual Chair’s Retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera’s Board Chair. The all-inclusive annual retainer of the Board Chair in 2016 was $280,000. This was comprised of $130,000 in DSUs, and the remainder in cash.

Compensation Rates for Directors

Listed below are the annual compensation rates for non-executive Directors in 2016. These rates are not applicable to Mr. Huskilson, who is an employee of the Company.

Annual retainers and meeting fees for Directors in 2016	Cash amount ($)	DSUs ($)	Total ($)
Annual Chair’s retainer	150,000	130,000	280,000
Annual Director’s retainer	45,000	100,000	145,000
In-person meeting fee			1,750
Telephone meeting fee			1,250
Travel fee (if one-way travel is 5 hours or more)			1,750
Travel fee (if one-way travel is at least 3 hours but less than 5 hours)			875
Annual Audit Committee Chair’s retainer			20,000
Annual Audit Committee member’s retainer			5,000
Annual Management Resources and Compensation Committee Chair’s retainer			15,000
Annual Management Resources and Compensation Committee member’s retainer			3,000
Annual Nominating and Corporate Governance Committee Chair’s retainer			10,000
Annual Nominating and Corporate Governance Committee member’s retainer			3,000

Members of ad hoc committees receive meeting fees for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee’s existence, having generally been established for a specific purpose and a temporary period of time. For further information on the Company’s Committees, see Committees of the Board of Directors in the Statement of Corporate Governance Practices later in this Circular.

Emera Inc. — Management Information Circular 2017	19

Total Director Compensation in 2016

The following table sets out the total compensation earned by the Directors who served on Emera’s Board during 2016. Compensation is made up of applicable retainers and fees, at the rates described above, for attendance at Board and Committee meetings which a Director attended as a member or guest, for briefing meetings, education sessions, and travel fees.

Mr. Huskilson is not included in the table as his compensation for service as Emera’s President and CEO is disclosed in the Statement of Executive Compensation. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments.

In the table below, the three columns under the heading “DSUs Awarded and Held” show detailed information about DSUs received by Directors as compensation.

Total Compensation

	Fees earned in 2016 ($) (1)	All other compensation ($)		Total ($)	DSUs Awarded and Held
Director					2016 share-based awards ($) (2)	Total 2016 increase in value of all DSUs held ($) (3)	Market value of total DSU holdings ($) (4)
Sylvia Chrominska	177,633			177,633	158,225	241,460	997,899
Henry Demone	168,375			168,375	168,375	198,395	392,714
Allan Edgeworth	180,742			180,742	180,742	347,163	1,953,676
James Eisenhauer (5)	108,671	62,779		171,450	171,450	314,622	1,686,829
Wayne Leonard	189,302			189,302	189,302	222,158	430,570
Lynn Loewen	172,875			172,875	172,875	229,745	700,822
John McLennan	170,250			170,250	170,250	468,512	3,457,175
Don Pether	192,625			192,625	192,625	322,816	1,544,712
Andrea Rosen	193,875			193,875	193,875	363,770	1,998,340
Richard Sergel (6)	210,311	10,000	(7)	220,311	100,000	138,094	464,567
Jackie Sheppard	280,000			280,000	280,000	445,898	1,977,234
John Ramil	57,835			57,835	57,835	60,868	60,868

(1)	The “Fees Earned In 2016” column is the amount of Directors’ fees, and includes the dollar value of that portion of their retainer paid in DSUs. All fees are in Canadian dollars.
(2)	This column shows the portion of Directors’ fees earned in 2016 that was allocated to DSUs. DSUs granted in 2016 are based on the value of the Emera common share closing price on December 31, 2015 ($43.23).
(3)	This column shows (i) the increase in value in 2016 of all DSUs held by each Director at the beginning of the year, plus (ii) the value of all DSUs received in 2016, including dividends earned on the DSUs (in the form of additional DSUs), multiplied by the December 31, 2016 closing Emera common share price of $45.39.
(4)	This column shows the value of all DSUs held by each Director at the end of 2016 based on the December 31, 2016 closing Emera common share price of $45.39.
(5)	Mr. Eisenhauer received an annual all-inclusive retainer from NSPI as the Chair of the NSPI Board until, May 2016, when he resigned as Chair of the NSPI Board. $25,000 of the compensation earned by Mr. Eisenhauer was paid in the form of DSUs.
(6)	As US-domiciled Directors, the annual cash retainer, committee retainers, and the associated meeting and travel fees are paid to Mr. Sergel and Mr. Ramil in US dollars, using a one-to-one conversion rate to the Canadian dollar.
(7)	Mr. Sergel also received compensation for serving as a Director of Emera US Holdings Inc.

The table above includes compensation earned by Emera Directors who served on the Boards of Emera subsidiaries. What follows is more information about Emera’s Directors who served on the Boards of its subsidiaries.

20	Emera Inc. — Management Information Circular 2017

MANAGEMENT INFORMATION CIRCULAR

Compensation of Emera Directors on Subsidiary Boards

The Emera Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the Total Compensation table above.

Until May 2016, Mr. Eisenhauer was Chair of the Board of Directors of NSPI. The NSPI Board Chair’s retainer is an annual all-inclusive fee paid by NSPI, meaning the NSPI Board Chair receives no meeting fees or other retainer. In 2016, the all-inclusive annual retainer of the NSPI Board Chair was $166,500, of which at least $25,000 was payable in DSUs. Mr. Eisenhauer received this annual all-inclusive retainer from NSPI as the Chair of the NSPI Board until May 2016, when he resigned as Chair of the NSPI Board. Thereafter, as an Emera Director; the rates of compensation for Emera Directors described above applied to him.

Mr. Sergel was a member of the Board of Directors of Emera US Holdings Inc., a US holding company which is a direct subsidiary of Emera and holds certain US-based investments of Emera. He receives an annual retainer of $10,000 USD for serving on the Emera US Holdings Inc. Board, plus $1,000 USD for any Board meetings.

Directors’ Share Ownership Guidelines

In order to align the interests of Directors and Shareholders, the Directors are subject to share ownership guidelines that require them to own common shares and/or DSUs with a value of not less than three times the annual Director’s Retainer within a specified time frame. For the status of each Director nominee under the Director Share Ownership guidelines, see their biographies earlier in this Circular. For more information about the Director Share Ownership guidelines, see Director Share Ownership Guidelines in the Statement of Corporate Governance Practices.

Convertible Debentures

Directors purchased 2,860 instalment receipts (“Instalment Receipts”) in connection with the public offering of convertible debentures issued by Emera in September 2015 in respect of the financing of the Company’s acquisition of TECO Energy, Inc. Pursuant to the terms of the public offering, convertible debentures were sold by Emera on an instalment basis at a price of $1,000 per debenture, with the first instalment of $333 payable on the closing of the offering. The final instalment of $667 was payable on August 2, 2016 following notification to holders that certain approval conditions had been fulfilled or waived as set out in the agreement and plan of merger dated September 4, 2015 among Emera, Emera US Inc. and TECO Energy, Inc. At the option of the holder, on payment of the final instalment, each debenture was convertible into common shares of Emera at a conversion price of $41.85 per common share, being a conversion rate of 23.8949 common shares per $1,000 principal amount of debentures. All Directors who held Instalment Receipts paid the final instalment and converted their debentures into common shares.

Directors’ DSU Plan

Under the Directors’ Deferred Share unit Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation, subject to requirements to receive a minimum portion of their annual retainer in DSUs.

Directors’ fees are paid on a quarterly basis and, at the time of each quarterly payment, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing (a) the quarterly portion of the Director’s annual fee that the Director elected to be paid in DSUs by (b) the fair market value on the last trading day of the preceding calendar year, with fractions computed to three decimal places.

A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend, by (b) the market price of a common share as of the dividend payment date.

DSUs cannot be redeemed for cash until the Director leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption. DSUs are not shares, cannot be converted to shares, and do not carry voting rights. DSUs received by Directors in lieu of cash compensation and held by them represent an at-risk investment in Emera. The value of DSUs is based on the value of the common shares of Emera, and therefore is not guaranteed. See Director Compensation in the Statement of Corporate Governance Practices in this Circular for more information about the compensation of Directors. Non-employee Directors are not entitled to participate in any other compensation plan of the Company or in Emera’s Employee Common Share Purchase Plan.

Emera Inc. — Management Information Circular 2017	21

Committees of the Board of Directors

The Board of Directors has three standing Committees to assist it in carrying out its duties. They are the:

•	Audit Committee;

•	Management Resources and Compensation Committee (“MRCC”); and

•	Nominating and Corporate Governance Committee (“NCGC”).

The Board recently established the Health, Safety and Environment Committee (the “HSEC”) as a standing committee of the Board of Directors. The HSEC was created for the purpose of assisting the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs across all Emera subsidiaries and jurisdictions, and making recommendations to the Board as appropriate.

From time to time the Board may establish ad hoc committees to assist the Board on specific matters of a temporary nature. In August 2015 such an ad hoc committee was formed to oversee certain aspects of the financing related to the TECO Energy, Inc. transaction. In November 2016, an ad hoc committee was also established with authority to review and authorize the terms of a public offering of common equity by the Company.

Certain Proceedings

To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company:

(a)	are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

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Statement of Corporate Governance Practices

Corporate Governance at a Glance

Emera’s Board of Directors annually reviews its approach to corporate governance. It monitors best practices of leading corporations with a view to enhancing governance to create and preserve long-term Shareholder value. Details of Emera’s corporate governance practices may be found in this Statement of Corporate Governance Practices.

Governance Highlights	For Details See
All Emera Directors are independent from management except the President and Chief Executive Officer and John Ramil, who joined the Board following the closing of Emera’s acquisition of TECO Energy, Inc. and was President and CEO of TECO Energy, Inc.	Board of Directors page 24

The Board oversees the Company’s strategy, which includes reviewing the strategic planning process and annually approving the strategic plan, taking into account, among other things, the opportunities and risks of the business.	Board of Directors page 24

The Board oversees the Company’s risk management.	Board of Directors page 24

The Chair of the Board Charter and position descriptions for each of the Committee Chairs describe the roles and responsibilities for these leadership positions.	Position Descriptions page 26

Directors receive an orientation when they become Board members and receive support for continuing education to familiarize them with the business, investments and key Company personnel.	Orientation of New Directors and Continuing Education page 26

Creating a culture of integrity begins with the tone at the top. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct.	Ethical Business Conduct page 28

New Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed by the Board in view of the Company’s strategy.	Nomination of Directors page 28

The Company maintains compensation for Directors designed to recognize the substantial time commitment required to oversee management of the Company and to align Directors’ interests with the long-term interests of Shareholders.	Director Compensation page 31

Four standing Committees assist the Board in carrying out its responsibilities: the Audit Committee; the Management Resources and Compensation Committee; the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee.	Committees of the Board of Directors page 33

The Board annually assesses its performance in order to find ways to improve its effectiveness and that of the Chair, individual Directors and the Board Committees.	Board and Director Performance Assessments page 31

Please read Emera’s entire Statement of Corporate Governance Practices below for more important details about the Company’s governance practices.

Emera Inc. — Management Information Circular 2017	23

Board of Directors

Director Independence

All Emera Directors are independent from management, except Mr. Huskilson, who is the President and CEO of the Company, and Mr. Ramil, who was President and CEO of TECO Energy, Inc. at the time it merged with Emera on July 1, 2016. Mr. Ramil retired as President and CEO of TECO Energy, Inc. in August 2016. He joined the Emera Board in September 2016.

Use of the term “independent” in relation to a Director in this Circular means a Director is independent as defined under applicable Canadian securities laws and, in particular, is free of any direct or indirect material relationship, which could, in the view of the Board of Directors, be reasonably expected to interfere with the Director’s independent judgment.

Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as Chair of the Board or Chair of a Committee. Mr. Eisenhauer, who was Chair of the Board of Emera’s subsidiary, Nova Scotia Power Inc. (“NSPI”), received an all-inclusive annual retainer from NSPI until he resigned as NSPI Board Chair in May 2016. Ms. Sheppard receives an all-inclusive annual retainer as Chair of the Board of Emera. Mr. Sergel receives a retainer for being a member of the Board of Emera’s subsidiary Emera US Holdings Inc. As noted earlier in the Circular, Mr. Huskilson does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO.

The Company’s Articles of Association provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Mr. Huskilson, as President and CEO of the Company, is the only Director employed by the Company.

Board of Directors Charter

The Board of Directors believes that clear accountabilities lead to the best governance and, therefore, maintains a Charter for the Board. The Board of Directors Charter is attached to this Circular as Appendix A. Under the Charter, the Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance to ensure the viability and growth of its business. The Charter describes the duties and responsibilities of the Board in matters of independence and integrity, strategic planning, risk management, leadership and succession, financial reporting, corporate communications, public disclosure, and corporate governance. We encourage you to carefully review the Charter for more detail about the obligations of the Board in these areas.

Strategic Planning

Under the Board of Directors Charter, oversight and guidance on the Company’s strategy is one of the primary roles of the Board. The President and CEO, in collaboration with executive officers and the Board of Directors, develops a strategic plan, which is presented to the Directors at a Board retreat held each year. The strategic plan determines the annual and longer-term objectives for the Company. Corporate strategy, including near- and longer-term risks and opportunities relating to its corporate strategy, is considered at every regular Board meeting. The Directors devote significant time at regular Board meetings evaluating progress made in executing the Company’s strategy.

Risk Management

The Board of Directors is responsible for overseeing risk. Under the Board of Directors Charter, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. The Charter requires the Board to consider Emera’s risk profile and to oversee Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks; and

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board is also responsible for reviewing Emera’s annual insurance program, its uninsured exposure, and its business continuity and disaster recovery plans. The Board receives regular updates on the status of risk management activities and initiatives.

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Directors Meet Without Management

There were 25 Emera Board and Committee meetings during 2016. The Board and each Committee has adopted the practice of meeting in an in-camera session, during which the President and CEO and all other members of management are excluded. This practice has been implemented and the Board held such an in-camera session at each Board meeting.

Recognizing the importance of independent dialogue, the Board has developed a separate protocol concerning John Ramil’s participation on the Board whereby at each meeting, Mr. Ramil leaves the Board meeting, leaving only independent Directors remaining in the meeting to be alone in forum as a matter of good governance. As the former President and Chief Executive Officer of TECO Energy, Inc., who joined Emera’s Board following the closing of the TECO Energy, Inc. acquisition, Mr. Ramil provides excellent industry and jurisdictional expertise, but the Board determined that he is not considered independent at this time. This determination is subject to review by the Emera Board in future years, and Mr. Ramil’s status in this regard may change based on the Board’s review and further determination at that time.

The Board also holds an evening session before the day of a regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. As a governance practice, and at least once a year, the non-executive Directors conduct such an evening session to the exclusion of all management, including the President and CEO. See Board Dinner Sessions for more information.

Independent Chair

Ms. Sheppard, the Chair of the Board, is an independent Director. The Articles of Association of the Company require that the Chair of the Board and the President and CEO be separate individuals.

Chair of the Board of Directors Charter

The Chair provides leadership to the Board, in order that it may fulfill its duties effectively, efficiently and independent of management. The Chair’s role is to see that the Board and Shareholder meetings function effectively. The Chair provides advice and counsel to Directors and the President and CEO. The Chair participates in the recruitment of Directors and the assessment of their performance.

Directors’ Membership on Other Public Company Boards

Public company board membership for each Director during the last five years is set forth in their biographies earlier in the section of this Circular, entitled Director Nominees.

Common Memberships on Boards of Public Companies

Currently no other public company includes on its board two or more of Emera’s Directors.

Board Size

The Articles of Association provide that the number of Directors on the Company’s Board must not be less than eight and not more than fifteen. Twelve Director nominees are being proposed for election at the 2017 Annual meeting.

Wayne Leonard retired as a Director effective January 1, 2017 for health reasons, and is not a nominee for re-election at the 2017 Annual Meeting. Mr. Leonard joined the Emera Board in September 2014 and became a member of the Audit Committee at that time. His considerable experience in regulated and non-regulated utilities and capital markets made him a valuable member of the Board. He made a significant contribution during his short time on the Board.

Emera Inc. — Management Information Circular 2017	25

Majority Voting for Election of Directors

The confidence of Shareholders in the actions of the Board and management are important. In order to provide a mechanism for Shareholders to express that confidence in each Director, the Board has adopted a Majority Voting Policy for Directors. The Policy states:

Should a director nominee, in an uncontested election at a meeting of shareholders of Emera Inc. at which directors are to be elected, receive a majority of “withheld” votes from his or her election as a director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting.

The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders at, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to, the shareholders’ meeting.

The directors who received a majority “for” vote at the shareholders’ meeting shall consider whether or not to accept the resignation.

If there are less than three such directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange.

Since the adoption of the Majority Voting Policy in 2008, all Director nominees have received a majority “For” vote at the Company’s meetings of Shareholders.

Position Descriptions

Chair of the Board

The Chair of the Board of Directors Charter describes the fundamental responsibility of the Chair of the Board of Directors of the Company. This Charter confirms that the Chair of the Board is to lead the Board to fulfill its duties effectively, efficiently and independent of Management. For the full text of the Chair of the Board of Directors Charter, visit www.emera.com/governance.

Committee Chairs

The Board has adopted position descriptions for each Committee Chair, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective operation in order to fulfill its mandate. For the full text of the position description for Committee Chairs, visit www.emera.com/governance.

President and Chief Executive Officer

The roles and responsibilities of the President and CEO are contained in his employment contract, which provides that he is chief executive of the Company. The President and CEO’s employment contract is reviewed by the Chair of the Board of Directors and the MRCC, and it is approved by the Board of Directors.

Orientation of Directors and Continuing Education

For each new Director to be effective in their roles, they must be knowledgeable about the Company, its strategy, strengths and challenges.

In order to best bring their skills and experience to the operation of the Board, new Directors receive an in-depth orientation to the Company’s executive leaders, business, strategy, financial information and governance practices. This allows them to effectively and efficiently step into their new role as director and discharge the responsibilities of that role. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and CEO and other executive officers or leaders of key subsidiaries. The Chair also attends the orientation with a new Director. A reference manual is provided in advance of the session that includes:

(a)	Recent annual and interim MD&A and financials, Management Information Circular and Annual Information Form;

(b)	Board and Committee Charters;

(c)	Strategic Plan and Business Plan and Budget;

(d)	Guide to the Company’s management structure;

(e)	Insider trading guidelines;

(f)	Emera’s Code of Conduct; and

(g)	Minutes of previous Board meetings.

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Continuing Education for Directors

The oversight function of Directors is enhanced when they are well informed about the Company’s business and its industry. Management regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines are relevant to issues facing the Company.

The Board and Committees receive regular presentations from senior management updating Directors about market and industry conditions and trends that may impact the Company’s business and influence its strategy. The Board is also provided with opportunities to make site visits to operational facilities to assist Directors to get to know leaders, understand management structure, and more fully understand the business. From time to time, the Board receives specialized presentations on various matters of significance to the Company.

Directors participated in education sessions and received education materials about specific topics in 2016 as follows below.

Education Presentations	Date	Participants
Annual Environmental Oversight Education	May 17, 2016	Attended by all Directors, except Mr. W. Leonard

Overview of SEC and Sarbanes-Oxley requirements.	June 15, 2016	Audit Committee members and Board Chair

Presentation by external consultant: Main themes of presentation:

1.      Paris Climate Agreement / Environmental policy / Alternatives: implications for gas and power supply

2.      US/global recession of 2014–17: Short-term outlook for gas and power demand and risk

3.      Natural gas: Structural, longer-term outlook for demand and risk

	June 15, 2016	Attended by all Directors, except Mr. W. Leonard

Education on Organizational governance and Structure	July 7, 2016	Attended by all Directors, except Mr. W. Leonard

Monthly Board Information updates on critical areas and activities within the Company	April 1, 2016 May 3, 2016 June 2, 2016 July 6, 2016 August 12, 2016 September 7, 2016 October 13, 2016	Information updates are distributed to all Board members

Compensation Trends 2016 Presentation by external compensation consultant on compensation, governance and regulatory updates.	September 28, 2016	All Management, Resources and Compensation Committee members and Board Chair

Presentation on best practices in corporate governance OSC Whistleblower policies	September 29, 2016	Nominating and Corporate Governance Committee members and Board Chair

The Board of Directors encourages, and the Company pays for, Directors to pursue education sessions provided by third parties that are directly related to the business of the Company and the performance of their duties as a Director of the Company.

Board Dinner Sessions

Board dinner sessions are scheduled the evening prior to regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including:

•	Meeting as directors in an atmosphere that is not a Board meeting. The Board’s practice is to have one dinner each year at which only the non-executive directors attend;

•	Meeting in a less formal atmosphere with the CEO and other senior officers;

•	Holding educational sessions on important topics for the Company’s business and strategic direction;

•	Meeting high-potential employees in order to advance the succession planning for the Company; and

•	Strengthening Directors’ collegial working relationship.

Emera Inc. — Management Information Circular 2017	27

Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

Code of Conduct

Emera adopted a new Code of Conduct in 2016 when Emera and TECO Energy, Inc. closed their merger transaction, replacing Emera’s Standards for Business Conduct and TECO’s Code of Ethics & Business Conduct. When they join, and annually thereafter, Directors, officers and employees of Emera and its subsidiaries are required to sign a form acknowledging they have reviewed, understand, are currently in compliance, and agree to comply with our Code.

The Code of Conduct is available on Emera’s website at www.emera.com, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code of Conduct, and makes revisions in order to update the content in keeping with best practices.

Employees are encouraged under the Code to, in good faith seek advice, raise concerns, or report suspected misconduct related to Emera’s business. Emera does not tolerate retaliation, threats of retaliation, termination from an Emera Company, or other types of discrimination that are directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

Reports under the Code of Conduct are addressed by the Company, and on a quarterly basis the Internal Audit department informs the Audit Committee of all reports and their status.

The Board monitors compliance with the Code of Conduct. There have been no instances of any waiver of compliance with the Code of Conduct for any Director or Officer.

Ethics Hotline

The Company has established a confidential business conduct helpline, called “The Ethics Hotline”, hosted by an external service provider. The Ethics Hotline is available to employees to report allegations of conduct not in compliance with the Code of Conduct.

Corporate Disclosure Policy

The Board has approved a Disclosure Policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

Conflicts of Interest

Directors are required to declare any conflict of interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Company’s Articles of Association from voting in respect of the matter in which the Director is interested.

Director’s Occupation

The Directors have also instituted a policy, which requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then reviewed by the Board to determine if the circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise.

Nomination of Directors

The NCGC is responsible for providing the Company with a list of nominees for election as Directors at the Company’s annual meeting of Shareholders. Director nominees must, in the opinion of the members of the NCGC, be able to contribute to the broad range of issues which come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC regularly evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan.

Working with the Board Chair, the NCGC also considers recruitment in the context of the current age and tenure of current members and in light of the Board’s overall policy of ensuring refreshment, diversity of thought, and smooth Board succession. In recruiting new Directors, the NCGC considers the background, skills and experience desired for Directors in view of the Company’s strategy and activities. It develops a plan for the recruitment of additional Director nominees who can provide those characteristics.

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Director Recruitment Process

In developing a list of nominees for election as Directors at Emera’s annual meeting of Shareholders, the Board’s NCGC evaluates the size of the Board and the mix of skills and experience of its Directors, and the level of representation of women on the Board. The NCGC will consider the likely potential tenure of a director candidate before making a selection. This is factored into the selection decision having regard to the current make-up of the Board, what skills and experience the candidate offers as a Director, and keeping in mind the age of Directors. The average tenure of all of Emera’s 12 Director nominees is approximately six and a half years. The longest serving Directors have served on the Board for about 11 years; the shortest serving nominees have served about a half a year. This represents an appropriate mix of longer-serving Directors with a history on the Emera Board, and Directors that are newer to Emera, who bring fresh perspective and approach to the Company’s Board table.

Mechanism for Board Renewal

Emera has no term limits for its Directors. The Board of Directors oversees processes for renewal of the Board, which balance a number of factors, and have as their ultimate objective the fulfillment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes primarily include: a robust Director recruitment process, governance practices and the conduct of an annual performance assessment of the Board, all of which provide for renewal in a deliberate manner.

Emera’s governance practices prescribe that planned departures of Board members in any one year will not exceed two Directors. This practice contributes to Board renewal in a deliberate manner.

The conduct of a rigorous annual performance assessment process that takes place under the leadership of the Board Chair with support from the NCGC, see Board and Director Performance Assessments below. The annual performance assessment is a mechanism the Board possesses to provide for Board renewal and will continue to serve the Company’s best interests, providing for appropriate renewal of the membership on the Board.

In November 2016 the Board of Directors adopted a governance practice intended to provide for Board renewal in light of the removal in 2016 of the age limit from Emera’s Articles of Association. Under this governance practice, when recommending the nomination of Directors for election, the NCGC members must consider certain principles in relation to appropriate and balanced renewal of the Board. Those principles read as follows:

Board Renewal Principles

The NCGC will adhere to a philosophy of promoting deliberate and balanced Board renewal. In keeping with such philosophy, it shall consider the following principles in respect of the list of Director nominees:

(a)	Age: as Directors approach 70 years of age, the NCGC will assess the needs of the Board, based on the Board’s complement and other relevant factors. Where a determination is made that such Director will be retiring, the NCGC will begin the replacement process.

(b)	Tenure: the length of time that a nominee has served on the Company’s Board of Directors shall be considered with a view to the Board having Directors with an appropriate mixture of tenures.

(c)	Average age: the average age of all of the Company’s Director nominees shall be determined and considered.

(d)	Average tenure: the average tenure of all of the Company’s Director nominees shall be determined and considered.

(e)	Other relevant factors: the NCGC shall consider any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors which will fulfill the fundamental responsibility of providing stewardship and good governance for the Company.

Application of Board Renewal Principles

The NCGC applied the principles to the Director Nominees for Emera’s 2017 Annual Meeting. In respect of Mr. McLennan, who will be 72 at the time of the Company’s 2017 Annual Meeting and was Chair of the Emera Board from May 6, 2009 to May 7, 2014, it considered the average age of all of the Company’s Director nominees for election at the 2017 Annual Meeting (63.8 years), and the average tenure of all of the Company’s Director nominees as of the 2017 Annual Meeting (7.4 years). Also considered was the finding of the Board and Director Performance Assessment respecting the need to focus in 2017 on Board continuity and succession planning. See 2016 Assessment Findings later in this Circular for more information.

In applying the Board Renewal Principles as described above, the NCGC has recommended to the Board of Directors that Mr. McLennan continue to serve as a Director because of his extensive experience with the Company, and because of the support and continuity he provides to the Board Chair in light of recent Board membership changes and the growth of the Company. The Emera Board of Directors accepted the recommendation of the NCGC. As a result, Mr. McLennan has been included in the list of Director nominees for election at the Meeting.

Emera Inc. — Management Information Circular 2017	29

Board Diversity

To ensure that there are a significant number of women on the Company’s Board of Directors, the Company recruits Board members under a long-standing corporate governance practice, which requires that no fewer than 25 per cent of the members of the Board of Directors are women. Emera has achieved and, in fact, exceeded this requirement. Emera’s Board of Directors has four women, or 33 per cent of the total members of the Board. The list of Director nominees for the 2017 Annual Meeting includes four women out of twelve Director nominees, or 33 per cent.

The NCGC reviews the criteria for selecting Director nominees in light of this governance practice. This governance practice reflects the Board’s view that gender diversity is an important part of fostering diversity of perspective and experience around the Board table, leading to improved overall performance of the Board and its Committees.

Representation of Women in Executive Officer Appointments

While Emera does not have targets regarding women in executive officer appointments, management is of the view that gender diversity among the senior executive team within the Emera Group of companies serves the best interests of the Company in the following ways:

•	It is important that Emera’s executive ranks reflect our diverse customer base.

•	Gender diversity will help the Company better understand the needs of its customer base.

•	The available workforce is increasingly made up of women. As baby boomers retire and as a competitive labour market is anticipated, Emera needs to access talent from the broadest recruitment pool.

•	Leadership in diversity will make the Company an employer of choice and help us to recruit, retain, and engage high-performing employees.

•	It is demonstrable that business performance improves with greater gender diversity; it is good for business.

Among the executive officers (1) of Emera Inc. and its major subsidiary (2), Tampa Electric Company, fourteen are female, representing 31 per cent. Emera monitors the progression of women into leadership positions within Emera and its subsidiary companies. The slight decrease in the number of female executive officers relative to the prior year reflects the impact of the acquisition of TECO Energy, Inc., which had a lower proportion of women executive officers, off-set by the continuing promotion of women employees within Emera to such positions during the year

With a view to fostering diversity within Emera, the Company’s management does not believe that targets are the right approach. Rather it is reviewing the adoption of a diversity strategy in order to address emerging trends in the business climate, including access to diverse talent, to increase employee engagement, to foster innovation and fresh perspectives and to serve the needs of diverse customers, with the intended result of broadening the diversity of Emera’s entire employee population.

One of Emera’s subsidiaries, Emera Newfoundland & Labrador (“ENL”), is demonstrating leadership within the Company in the area of diversity. ENL has entered into a Benefits Agreement with the Provinces of Newfoundland and Labrador and Nova Scotia in respect of the construction of the Maritime Link Transmission Project (the “Maritime Link Project”). The Benefits Agreement requires ENL to develop and implement a Diversity Plan. Under the Maritime Link Project’s Diversity Plan, gender equity, diversity and inclusiveness must be considered in each contract, procurement and employment decision.

(1)	The term executive officer is defined as the Company’s Board Chair, president, a vice-president in charge of a principal business unit, division or function, or any person who performed a policy-making function in respect of the issuer.
(2)	Major subsidiary means a subsidiary of the Company, the assets or revenue of which are 30 per cent or more of the consolidated assets or revenue of the Company as included in the financial statements of the Company for a relevant period. Only Tampa Electric Company meets this definition.

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Compensation

Executive Compensation

On the recommendation of the MRCC, the Board of Directors determines the compensation for the Company’s senior executives and other officers of the Company. See Compensation Discussion and Analysis with respect to compensation of the Company’s Named Executive Officers.

Director Compensation

The Board of Directors determines the compensation for the Company’s Directors on the recommendation of the NCGC. The compensation of Directors is designed to recognize the substantial time commitments required to oversee management of the Company. It is intended to attract and retain highly skilled and experienced individuals to serve on Emera’s Board, and to ensure alignment with Shareholders’ long-term interests. Appropriate compensation for Directors, independently determined, is also intended to support their independence of management.

The annual retainer for Directors in 2016 was $145,000 per annum, payable as follows:

•	$45,000 cash; and

•	$100,000 in DSUs.

To address the impact of changes in the Canadian and US foreign exchange rate, the annual cash retainer, meeting fees, travel fees and committee retainers for US-domiciled Board members are paid in US dollars using a one-to-one conversion rate to the Canadian dollar.

For more details on total compensation received by Emera Directors in 2016, see Compensation of Directors.

Annual Review

The NCGC annually reviews the compensation of Directors to ensure it is appropriate. The NCGC reviews the compensation practices of publicly traded companies similar to Emera’s size and complexity and determines whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and upon expert third-party advice.

As previously disclosed, the NCGC has adopted the 50th percentile as a target for Director compensation, and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer Group.

Based on this approach and on such annual review, in November 2016, the Board of Directors approved an NCGC recommendation to increase the annual retainer for Emera Directors by $45,000 per annum, $20,000 of such increase payable in cash and $25,000 payable in DSUs, for a total annual retainer of $190,000 effective January 1, 2017. The Board also approved an NCGC recommendation to increase the annual retainer for the Chair of the Board by $120,000 to $400,000, $50,000 of such increase payable in cash and $70,000 payable in DSUs, also effective January 1, 2017.

Director Share Ownership Guidelines

Under guidelines established by the Board of Directors, within a prescribed time frame, each Director must own Emera common shares and DSUs with a market value of three times the annual Board retainer. Based on the increased annual retainer for Emera Directors noted above, under these guidelines, each Director must own Emera shares or DSUs, or a combination of the two, worth $570,000, within five years following their appointment date or within five years of any change to the Director’s compensation, whichever is the later date.

Details of each Director’s share and DSU ownership, and status under the Share Ownership guidelines, is shown in each Director nominee biography earlier in this Circular. All of Emera’s Director nominees are in compliance with these guidelines.

Directors Are Increasing Their Share/DSU Ownership Over Time

By virtue of this increase in compensation payable in DSUs, over 65 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirror the value of Emera common shares. The Directors increase their DSU ownership by at least $125,000 per annum, and in many cases, Directors have elected to receive DSUs in lieu of all cash compensation they would otherwise be entitled to as Emera Directors. Members of Emera’s Board of Directors support Directors’ ownership of shares and DSUs, believing that it contributes to the alignment of the interests of Directors with those of Emera Shareholders.

Board and Director Performance Assessments

The Board regularly assesses its effectiveness in order to find ways to improve its performance.

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Assessment Process

Each year, the NCGC, in consultation with the Board Chair, and with the intention of continuously improving, determines the process by which assessments of the Board, Directors, Committees and individual Committee members will be conducted. The process has included the use of questionnaires and one-on-one interviews with each Director by the Board Chair. A written report on the assessment is provided to the NCGC and the Board of Directors. An in-camera Board session is held to consider the report. Issues arising from the assessment are identified, an action plan is developed and progress is monitored by the NCGC.

2015 Assessment Findings and Action Plans to Address Findings

The 2015 Board and Director Performance Assessment resulted in several priority actions for 2016. With the assistance of the NCGC, the Board Chair reviewed progress made to address those priorities. This progress was reported to the Board, with significant areas including:

(a)	Strategy: Strategy continues to be incorporated into the agendas of all Board meetings in order that all activities are considered with a view to evaluating the Company’s strategy as the enterprise grows in size and complexity.

(b)	TECO Transaction and Organizational Structure and Capacity: The integration of TECO Energy, Inc. has been a focus for the Board and its Committees.

(c)	Governance: The Health, Safety and Environment Committee of the Emera Board has been established based on the desire of Board members to have a standing committee dedicated to assisting the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs across all entities and geographies.

(d)	Management Changes: The oversight of the Board and the MRCC, in support of the President and CEO, has resulted in a cohesive management team with all appointments consistent with and supportive of proper succession management and overall corporate risk management.

(e)	Individual Director Effectiveness: Director education remains a focus, with the NCGC overseeing the scheduling of site visits at distinct times during the year to provide an opportunity for Board members to visit key facilities and operating locations of the Company.

2016 Board Director/Board Chair Performance Assessment

The Chair of the Board interviewed each non-executive Director as part of the 2016 Board and Director Performance Assessment. A series of questions was sent to each Director for advance consideration. The questions pertained to a number of themes, including:

•	Emera’s strategy and business;

•	TECO integration;

•	Organizational structure and capacity;

•	Board and Committee effectiveness;

•	Corporate governance;

•	An assessment of their own performance as Directors, including what might make them more effective as Directors;

•	An assessment of their peer Directors on the Board; and

•	CEO evaluation and next year’s goals and objectives.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that excluded the Board Chair, and was led by the Chair of the NCGC. Directors were asked to provide feedback directly to, and were given an opportunity to discuss the assessment of, the Chair of the Board in a one-on-one format with the Chair of the NCGC.

2016 Assessment Findings

Three major themes, including strategy; management succession and leadership development; and, Board processes and longer-term succession planning emerged from the 2016 Board and Director Performance Assessment.

The review of strategy is a priority, and while the fundamentals of Emera’s strategy remain unchanged, the transformational nature of the TECO Energy, Inc. acquisition, as well as changing external factors, requires a fundamental review of strategic inputs.

In light of Emera’s recent expansion in size and into new geographies, senior leadership development and succession and the associated optimal corporate structure to foster business success and appropriate risk management will be focus areas.

Board and Committee effectiveness will continue to be enhanced. Longer-term Board continuity and succession planning will also be an area of focus in 2017.

With support from the NCGC, the Chair of the Board will develop the action plan based on the 2016 Board and Director Performance Assessment findings, and progress on the action plan will continue to be reported to the Board. Recognizing that in-person Board meetings are limited and important opportunities for dialogue and engagement, the Board Chair will be working with management to enhance dialogue and reporting at Board meetings in order to focus upon those matters that are critical to, and foster the delivery of, the Company’s business plan and its long-term strategy, with a view to creating shareholder value over the longer term.

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Committees of the Board of Directors

The Board is committed to effectively and efficiently carrying out its oversight responsibilities. As such, it strongly supports the work of its four standing Committees, to which certain functions are delegated as set forth in the written charters. The Board Committees are:

•	the Audit Committee

•	the MRCC

•	the NCGC

•	the HSEC

From time to time the Board may establish ad hoc committees.

In consultation with the Chair of the Board, the Board and its Committees may retain outside advisors as they deem necessary.

Audit Committee

The Audit Committee is comprised of:

Chair: Ms. Rosen

Members: Ms. Loewen, Mr. Pether, Mr. Eisenhauer

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera’s financial statements, its internal control systems, the internal audit and assurance process, the external audit process and its compliance with legal and regulatory requirements.

The Committee consists of independent Directors only, who each have a high degree of financial acumen. The Committee is responsible for reviewing and recommending to the Board the annual and interim financial statements and all related management discussion and analysis.

The Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors reports directly to the Committee, and the Committee oversees the work of the external auditors concerning the preparation or issuance of the auditors’ report or the performance of other audit, review or attest services for Emera.

The Committee reviews management controls and processes concerning the administration of investment activities, financial reporting, and financial performance and funding of the pension plans. The Company’s internal auditor also reports directly to the Audit Committee, and the Committee oversees the appointment, replacement or termination of the internal auditor.

For the full text of the Audit Committee Charter, visit www.emera.com/governance.

Nominating and Corporate Governance Committee (NCGC)

The NCGC is comprised of:

Chair: Mr. Pether

Members: Mr. McLennan, Mr. Sergel

The NCGC assists the Board with a variety of matters relating to corporate governance. These duties include responsibility for providing the Company with a list of nominees for election as Directors to be included in the Company’s Management Information Circular prior to each annual meeting of Shareholders of the Company. For more information about the nomination of Directors, see Nomination of Directors, earlier in this Circular. The Committee consists of independent Directors only, selected by the Board. The Articles of Association of the Company provide that the Chair of the Board may not be a member of the Committee.

The NCGC is responsible for developing and communicating the Company’s approach to corporate governance issues, and reviews and approves Emera’s disclosure of corporate governance practices, including this Statement of Corporate Governance Practices. The Committee keeps abreast of best governance practices benchmarks and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company’s corporate governance practices in accordance with applicable rules and regulations.

The NCGC oversees the orientation of new Directors. This orientation program for new Directors is reviewed each time that a new Director joins the Board and is updated as required.

The Committee is responsible for assisting the Board of Directors in determining the proper and effective allocation of risk oversight responsibilities. Other duties and responsibilities of the Committee include:

(a)	assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board;

(b)	making recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs;

(c)	ensuring procedures are in place to assist the Board in obtaining information necessary to carry out its duties and ensuring the Board has access to executive management; and

(d)	reviewing and updating the Company’s Code of Conduct.

For the full text of the NCGC Charter, visit www.emera.com/governance.

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Management Resources and Compensation Committee (MRCC)

The MRCC is comprised of:

Chair: Ms. Chrominska

Members: Mr. Edgeworth, Mr. Demone, Mr. Sergel

The MRCC consists of independent Directors only. The Committee reviews overall compensation, including salary and benefits policies and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO’s compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The Committee ensures that an assessment of the President and CEO’s performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO’s total compensation, including participation in incentive- compensation and equity-based plans. It also makes recommendations about senior management total compensation and incentive compensation plans and equity-based plans. It approves grants of stock options, Performance Share Units (PSUs) and DSUs in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The Committee recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board’s succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera’s subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and it regularly reviews management’s direction and decisions made in support of labour and employee relations. It also reviews the design of pension plans for the Company’s employees.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its Shareholders. Under its Charter, the Committee must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of, and mitigate:

(a)	incentive opportunities that inadvertently encourage excessive and unnecessary risk taking;

(b)	pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c)	misalignment of pay and performance; and

(d)	payouts which are not aligned with Emera’s business strategy.

For the full text of the MRCC Charter, visit www.emera.com/governance.

Health, Safety and Environment Committee (HSEC)

The HSEC will be comprised of the following Directors, who will assume their role on the Committee immediately following the Meeting:

Chair: Mr. Edgeworth

Members: Ms. Loewen, Mr. Ramil

The HSEC will consist of at least three Directors selected by the Board. A majority of Committee members shall be independent Directors. The purpose of the HSEC is to assist the Board in carrying out its responsibilities relating to oversight and coordination of Emera’s health, safety and environmental programs, and making recommendations to the Board as appropriate.

The Committee’s role is to review the performance of the Company on health, safety and environmental matters, including the Company’s compliance with legislation, conformance with industry standards and best practices. It will also review emergency response plans and programs.

The HSEC will oversee the Company’s health, safety and environmental systems and policies. It will review actions taken by the Company to identify and manage risks. This oversight will extend to Emera’s subsidiaries.

Any incidents respecting the Company’s assets or operations will be reviewed by the HSEC, including those involving personnel, and public safety or environmental damage. The Committee will oversee management’s response to any significant regulatory findings, orders, reports and/or recommendations related to health, safety and the environment.

For the full text of the HSEC Charter, visit www.emera.com/governance.

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Communication with Directors

The Directors are always interested in receiving Shareholders’ views about the Company, its governance and its operation. The Board oversees systems for receiving feedback from Shareholders and it monitors feedback received by the Company.

Shareholders may communicate with the Chair of the Board or other independent Directors by mailing (by regular mail or other means of delivery) to the corporate head office at:

Attention: Chair of the Board, P.O. Box 910, Halifax, Nova Scotia B3J 2W5

in a sealed envelope marked “Private and Confidential – Attention, Chair of the Board of Directors of Emera Incorporated”.

Additional Information

Additional information relating to the Company may be found at System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2016.

For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at:

Corporate Secretary

P.O. Box 910, Halifax, Nova Scotia B3J 2W5

Telephone: (902) 428-6096; Facsimile: (902) 428-6171; email: stephen.aftanas@emera.com

Emera Inc. — Management Information Circular 2017	35

A Letter from the Management Resources and Compensation Committee to Our Shareholders

Dear Fellow Shareholder:

Emera is committed to creating sustainable value for all of its shareholders. Value generation is significantly influenced by the quality of our executive team and their ability to lead and motivate all employees to act in the best interests of shareholders and customers. A fundamental principle of the Company’s compensation philosophy is that our compensation programs should align pay with performance, so that a significant portion of the compensation we pay our executives is directly linked to the achievement of objectives that measure whether shareholders are experiencing strong value for their investment. Moreover, we believe that aligning the interests of our executives with those of our shareholders is of utmost importance, which is why we require executives to hold significant equity in the Company. Our share ownership guidelines formalize our belief that executives must also be shareholders and maintain a material personal financial stake in the Company.

The Management Resources and Compensation Committee (MRCC or the Committee) is the steward of the Company’s compensation programs and oversees all aspects of executive compensation as part of our ongoing efforts to meet the expectations of our shareholders, customers and regulators. The MRCC carefully determines how performance measures and targets are set. These measures and targets reflect the Company’s core values, as well as short- and long-term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. It is in light of these principles that the MRCC diligently oversees the establishment of the Company’s performance goals and assesses our executive compensation programs, while continuously seeking to improve our practices and standards.

We are pleased to provide you with an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2016 performance, and our decisions relating to executive compensation.

Shareholder Engagement

In keeping with our ongoing commitment to strong corporate governance practices, we had our annual “Say on Pay” advisory vote at our 2016 annual meeting of Shareholders that allowed shareholders to indicate whether they were in agreement with Emera’s compensation practices and policies. Shareholders voted 97.1 per cent in favour of our approach to executive compensation. We will once again be presenting a “Say on Pay” non-binding advisory resolution at this year’s annual meeting of Shareholders. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and have constructive dialogue about our compensation decisions and other governance matters.

2016 Compensation Decisions

Our compensation philosophy targets the median level of compensation in the market, which has historically been based primarily on companies in the Canadian utility and energy sector whose operations are of a similar size and nature as those of Emera. In recognition of the strong leadership of Emera’s President and CEO in driving consistent top-quartile results, we positioned his target total compensation between the 50th and 75th percentile of the comparator Group.

At the end of 2015, the Committee reviewed benchmarking analyses from both management’s external compensation advisor, Mercer (Canada) Ltd., and the Committee’s independent compensation advisor, Hugessen Consulting Inc. The reviews indicated that the compensation of our named executive officers was below the targeted percentiles when compared against companies in our comparator group, particularly with respect to long-term incentive levels.

Based on the comparative positioning of Emera’s compensation to market, to recognize the significant achievements of the named executive officers, and to reflect some significant role changes, the Committee adjusted the target compensation levels of our named executive officers at the beginning of 2016 to bring them closer to the prevailing market levels. In light of the market data and in keeping with our pay-for- performance approach, the increases focus primarily on incentive compensation, which link payouts to the achievement of key objectives of the Company’s corporate strategy and performance metrics that measure long-term shareholder value. As a result of the changes, the variable or ‘at risk’ component of our named executive officers’ compensation increased from an average of 63 per cent to 68 per cent.

2016 was a year of transformational change for the Company with the acquisition of TECO Energy, Inc. (TECO) for $10.4 billion USD: one of the largest acquisitions in recent Canadian history. Emera is now one of the 20 largest publicly traded regulated utilities in North America, with increased geographic, regulatory and business mix diversification. The TECO acquisition expands Emera’s platform into markets where there are significant growth opportunities and is expected to increase the portion of Emera’s earnings from rate-regulated businesses to more than 85 per cent of adjusted net income. In light of this significant change in Emera’s size and scope, the Committee undertook a comprehensive review of the company’s approach to executive compensation benchmarking with the assistance of both Hugessen Consulting Inc. and Mercer (Canada) Ltd.

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Based on the review, the Committee revised the comparator group against which the Company benchmarks executive compensation to reflect two sub-groups: (1) a Canadian peer group consisting of companies in the utility, Energy and general Industry sectors; and (2) the US utility and Energy sectors. The updated comparator group consists of companies that are of similar size to Emera in terms of market capitalization, total enterprise value, assets and revenues. The change to the comparator group reflects that the talent market for our senior executives is not limited to just the utility/energy sector in Canada. As the Company has grown, we are competing for talent throughout North America.

Moreover, our named executive officers now have oversight responsibilities for significant operations in the US, with approximately 70 per cent of the Company’s assets based in the US and upwards of two-thirds of Emera’s revenues coming from our US operations. Accordingly, the Committee concluded the revised comparator group is more appropriate for benchmarking the Company’s senior executives following the acquisition of TECO and will begin using the new comparator group to assist with compensation decisions beginning in 2017. For more information on the Company’s comparator groups, please see Benchmarking Data.

Following a review of market practices, the Committee also approved the following changes in 2016:

•	The Share Ownership guidelines were revised to increase the required ownership levels and to establish a one-year post-retirement hold period for senior executives of Emera Inc. Please see Executive Share Ownership Requirements for more details.

•	The Committee approved a change to the Performance Share unit (PSU) Plan to remove the absolute dollar cap of two-times the grant value and to change the maximum performance factor from 1.5 to 2.0. The change is effective with the 2017 PSU grants and will bring the Plan more in line with market practice. Please see Performance Share Unit Plan for more details.

•	The defined benefit component of the Supplementary Pension Plan was closed to new entrants; going forward all new entrants to the Plan will become members on a defined contribution basis. In addition, indexing was removed prospectively for defined benefit members of the Plan and the contribution levels were increased for defined contribution members. The net impact of the changes will result in cost savings for the Company, while increasing the parity between defined benefit and defined contribution members. Please see Changes to the Supplementary Retirement Plan for more details.

•	The Committee applied a ‘floor’ valuation ratio of 10 per cent, as a percentage of the share price, to the Black-Scholes stock option valuation. The use of the floor led to significantly fewer stock options being granted than had the Black-Scholes valuation method been used without the floor. Please see Senior Management Stock Option Plan for more details.

As in previous years, the Committee conducted a risk assessment intended to identify any potential risks associated with Emera’s current compensation design and policies, including any risks associated with the changes noted above. The assessment concluded that the compensation programs are not reasonably likely to have a material adverse effect on the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management, but notwithstanding this positive result, we will continue to diligently monitor our programs so that we maintain our high governance standards.

Rewarding Results

As noted above, 2016 was transformational for the Company with the acquisition of TECO. Some of the Company’s other key accomplishments in 2016 include:

•	Emera increased its annual common share dividend by 10 per cent to $2.09 from $1.90, and extended its 8 per cent annual dividend growth target through to 2020 (from 2019).

•	The divestiture of Algonquin Power & utilities Corp., which led to an $189 million after-tax gain, or $1.26 per common share benefit.

•	Adjusted 2016 net income was $475 million, compared with $330 million in 2015 (reported 2016 net income was $227 million, compared to $397 million in 2015).(1)

•	Adjusted earnings per common share in 2016 were $2.77, compared with $2.26 in 2015 (reported earnings per common share in 2016 were $1.33, compared to $2.72 in 2015).(1)

•	Excluding TECO acquisition costs, adjusted 2016 earnings per common share were $3.74 compared with $2.63 in 2015.

•	The Company completed a $345 million bought deal common share offering, including an over-allotment of $45 million.

•	Barbados Light & Power Co. Ltd. secured support from the government of Barbados and the Trustees of the self-insurance fund (SIF) to reduce the contingency funding in the SIF to $29 million. Using third-party risk advisors, Emera reduced the SIF regulatory liability, recorded an after-tax gain of $43 million and received a $65 million distribution in 2016.

Recognizing Emera’s strong performance against objectives established for the 2016 Corporate Balanced Scorecard, the Board approved an annual short-term incentive plan payout of 120 per cent of target. This short-term incentive plan ensures executives are rewarded for the achievement of key objectives linked to the Company’s corporate strategy. A full description of the 2016 Scorecard’s metrics and results is provided in 2016 Short-Term Incentive Results.

(1)	Adjusted net income and adjusted earnings per common share do not have standardized meaning under US GAAP Emera calculates these non-GAAP measures by adjusting reported net income and reported earnings per common share for specific items the Company believes are significant, but not reflective of underlying operations in the period. Adjusted amounts exclude the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of Bear Swamp Power Company LLC and, Northeast Wind Partners II, LLC (“NWP”) until NWP’s sale on January 29, 2015, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the mark-to-market adjustments included in Emera’s other income related to the effect of USD denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from Emera’s Debenture Offering. Management believes excluding from income the effect of mark-to-market valuations and changes thereto, until settlement, better aligns the intent and financial effect of these contracts with the underlying cash flows and the ongoing operations of the business, and allows investors to better understand and evaluate the business. Management and the Board of Directors use these non-GAAP measures as part of the evaluation of Emera’s performance for compensation purposes. Refer to the Non-GAAP Financial Measures section of our Annual Management’s Discussion and Analysis as at February 10, 2017 for further discussion of these items.

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Our long-term incentive plan, which consists of Performance Share Units (PSUs) and stock options, is aligned closely with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2014 PSU grant, which had a performance period from January 1, 2014 to December 31, 2016, used two equally weighted metrics: (1) Emera’s Total Shareholder Return relative to the total return of the S&P/TSX Capped Utilities Index, and (2) the average growth in Emera’s earnings per share. Based on our strong performance against those two key metrics, the performance factor applied to the 2014 PSU grant was 1.5, which is the maximum allowable for that grant. The PSU Plan caps each participant’s payout at two-times the initial grant value (when factoring in share price appreciation, notional dividend reinvestment and the performance factor). The cap applied to the 2014 PSU payouts, thereby reducing the payouts from 256 per cent of the initial grant value to 200 per cent. More details are provided in the Performance Share Unit Plan.

The Committee carefully reviews the metrics chosen for our incentive plans each year to ensure they continue to reflect the Company’s key strategic objectives.

The Committee also engaged Hugessen Consulting Inc. to conduct the annual Pay-for-Performance analysis of the compensation paid to the President and CEO. The review looked at the compensation paid to Mr. Huskilson over his full tenure as President and CEO (from January 2005 to December 2016), and compared the investment returns experienced by shareholders over that same period. The analysis included both realized pay (consisting of amounts actually paid) and realizable pay (which consists of changes in the value of any outstanding equity-based awards). Once again, the analysis concluded that there was a close alignment between the President and CEO’s realized/realizable pay and the shareholders’ investment return experience over the long term. Please see Total Shareholder Return vs. Named Executive Officer Compensation for more information on the analysis.

Based on the Company’s performance in 2016, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders, so that both our shareholders and our executives benefit when the Company achieves strong results.

Sustaining Shareholder Value

Emera continues to grow and diversify its businesses. Our financial results demonstrate that all of Emera’s operations throughout North America and the Caribbean are playing an important role in the Company’s overall success. The significant accomplishments, both financial and non-financial, referenced in this Circular demonstrate the strength of our team of leaders and employees who will help ensure the Company is well positioned for the exciting period of growth and opportunity that lies ahead of us. We were pleased to see Emera receive an exceptional result, ranking first overall in The Globe and Mail’s 2016 “Board games”, an annual corporate governance rating compiled by the Report on Business.

We remain confident that our executive compensation programs work appropriately to retain and motivate executives, while rewarding strong performance. We will continue to monitor our practices and industry trends and adjust our practices accordingly. We welcome your review of our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and, as always, we welcome your questions and feedback which can be provided by contacting the Corporate Secretary’s Office.

Sylvia Chrominska Director and Chair of the Management Resources and Compensation Committee	Allan Edgeworth Director and Member of the Management Resources and Compensation Committee	Richard Sergel Director and Member of the Management Resources and Compensation Committee	Henry Demone Director and Member of the Management Resources and Compensation Committee

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Statement of Executive Compensation

Compensation Philosophy

The purpose of Emera’s executive compensation program is to:

•	reward Emera’s executives for sustained increases in shareholder value;

•	attract, retain and motivate highly qualified and high-performing executives; and

•	align the interests of executives with the interests of Emera’s shareholders and customers.

Programs are designed to reflect a blend of short- and long-term incentive plans to reflect the Company’s pay-for-performance philosophy and to provide for a significant portion of an executive’s compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

Market Competitiveness

Emera’s executive compensation program is designed to generally provide total target compensation at the median or 50th percentile of compensation paid by comparable companies whose operations are of a similar size as Emera. Pay positioning, in some specific cases, can be above or below the median based on experience, uniqueness of responsibilities, and performance. “Total target compensation” for senior management, including the named executive officers (NEOs), is comprised of base salary, target short-term incentive, and target long-term incentives linked to total shareholder value.

Pay-for-Performance

A central tenet of Emera’s executive compensation philosophy is that a significant portion of executive compensation must be at risk and linked to the achievement of objectives that measure whether shareholders are experiencing strong value for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, employee and safety objectives that, if achieved, add value to the Company.

The incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved. In addition, the Company must achieve a threshold level of performance for any payment against a particular objective, failing which there is no payment against that objective. Executives’ performance against those objectives is measured and rated by the President and CEO with a recommendation to the Management Resources and Compensation Committee (MRCC) which, in turn, recommends to the Board of Directors for approval. The President and CEO’s performance is assessed by the Board Chair in collaboration with the MRCC.

Generally, the at-risk compensation component of total compensation increases based on the individual executive’s level of responsibility. Management considers many factors when developing the incentive plans, including current compensation trends, plan costs at payout including maximum payout values, expected value to be delivered to participants and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plan designs are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC with reasonable assurance that the plan payouts will be appropriate and aligned with shareholder and Company objectives. Analysis is done every year to determine how actual payouts compare to expected payouts and whether the plan components require any changes.

The MRCC reserves the right to exercise discretion in recommending that the Board adjust compensation payouts to align with Company results.

Compensation Program

Emera’s compensation program includes the following components, which are discussed further in the pages noted:

Base Salary (page 49): Salaries are benchmarked against companies of similar size and scope as Emera and are set to reflect the degree of special skills and knowledge required for the position, and the performance and contribution of the individual.

Annual Short-Term Incentive (page 49): Short-term incentive objectives are set forth in annual scorecards and consist of key objectives linked to the Company’s corporate strategy. These scorecards establish measurable financial, employee and health and safety objectives that, if achieved, are designed to add value to the Company.

Long-Term Incentive (page 50): Consists of Performance Share Units (PSUs) and stock options. Levels are determined based on competitive benchmarking data and the degree of responsibility within the Company. They are intended to align executive performance with a long-term focus on creating and preserving shareholder value.

Pension (page 58): The Pension Plan consists of both defined benefit and defined contribution components, and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.

Other Benefits (page 62): As an important part of competitive compensation, the Company also offers market competitive non-cash compensation components such as group benefits, vacation, and wellness incentives.

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Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to determine the compensation for Emera’s executive officers, and to review, recommend and oversee the administration of all of the Company’s executive compensation plans and programs. Current members of the MRCC are:

•	Ms. Chrominska (Chair),

•	Mr. Edgeworth,

•	Mr. Sergel, and

•	Mr. Demone.

All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information is contained in Director Nominees.

The MRCC considers best practices in determining and monitoring executive compensation as discussed in this Circular. Our key practices, which we believe promote good governance and serve the interests of our shareholders, are summarized below:

What We Do

Outline the Company’s approach to executive compensation through the MRCC’s Letter to Shareholders.

Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at its annual meeting of Shareholders, which allows shareholders to indicate whether they are in agreement with Emera’s compensation practices and policies (97.1 per cent of votes cast last year were in favour of the Company’s approach).

Align the Company’s compensation programs with its corporate strategy through the use of performance metrics that support both short- and long-term strategic goals.

Retain an independent compensation advisor for the MRCC that does not provide any services directly to management.

Allow for the reduction or withholding of payouts under the short-term and equity-based incentive plans for results below expectations, at the MRCC’s discretion.

Test compensation awards for appropriate alignment between pay and performance under a number of scenarios.

Provide detailed information on those companies used in the Company’s comparator group for benchmarking purposes.

Align executive pay with shareholders’ interests by having a significant component at risk and tied to both short- and long-term performance.

Have robust share ownership requirements in place for named executive officers, which include a one-year post-retirement hold period.

Defer a substantial portion of long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks.

Have a pension oversight governance framework in place for pension benefits.

Monitor the ratio of the Company’s NEOs’ total compensation to the average employees’ total compensation.

Have a clawback policy that allows the Company to recoup short- and long-term incentive payments made to senior executives.

Disclose a lookback table showing how much the President and CEO has received in compensation over the past 12 years, factoring in long-term incentive payouts and changes in value.

What We Don’t Do

Allow for the repricing or backdating of stock options.

Use single-trigger change of control agreements.

Allow the payment of dividends on unvested shares.

Count unvested share awards or unexercised stock options towards the share ownership requirements.

Allow executives to hedge, pledge or otherwise reduce or limit their economic risk with respect to any Emera securities they hold.

Grant additional years of credited service to NEOs under the supplemental employee retirement plan.

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Committee Governance

The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee annually reviews compensation for the President and CEO and senior management of the Company. The MRCC oversees the administration of the incentive plans providing for the award of short-term incentives, stock options, PSUs and deferred share units (DSUs) in accordance with the provisions of the respective plans.

The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive and equity compensation plans and any changes to such plans.

The Board Chair collaborates with the MRCC in assessing the performance of the President and CEO on an annual basis.

Risk Management and Compensation

As part of the Board and MRCC’s oversight responsibilities for the design and administration of the Company’s executive compensation programs, the MRCC identifies and discusses design features or processes that may potentially represent conflicts of interest or inducements for unnecessary or excessive risk-taking by senior executives.

The MRCC also regularly monitors industry trends with respect to risk management and conducts an annual risk assessment. Emera’s compensation programs and policies are designed to incorporate the Company’s view on appropriate risk, as demonstrated by the elements shown below, which are discussed in greater detail in the sections that follow:

The Company regularly reviews its executive compensation programs with third-party compensation advisors to confirm the programs continue to align with shareholder interests and comply with regulatory requirements, and are aligned with sound principles of risk management and governance. The MRCC retains an independent compensation advisor that does not provide any services directly to management.

The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assist in mitigating excessive risk-taking.

Vesting requirements, stress-testing potential payouts, clawback provisions and share ownership requirements are part of the Company’s overall plan design.

The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management and management’s external compensation advisors.

All members of the MRCC are knowledgeable individuals who have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders.

Emera Inc. — Management Information Circular 2017	41

Risk Assessment

In 2016, the MRCC conducted its annual compensation risk review of its executive compensation programs and policies. To assist in the review, Management engaged Mercer (Canada) Ltd. (“Mercer”) to evaluate the previous year’s comprehensive risk assessment that it conducted for any material changes over the course of the year. Mercer once again concluded that Emera has risk mitigation policies in place that are aligned with market best practices and did not identify any material risks arising from Emera’s compensation policies and practices. Based on this assessment, the MRCC, determined that:

•	Total compensation is appropriately balanced between short- and long-term horizons and the mix of base salary and short- and long-term incentives does not create an inducement to take inappropriate risk to the detriment of the Company’s shareholders;

•	The existence of multiple performance measures in the incentive plans (including non-financial measures) helps to avoid undue focus on any one particular metric;

•	The short-term incentive plan focuses on growth of annual earnings and cash flow, but caps incentive payouts in a manner consistent with market practice, thereby reducing risk;

•	Risks associated with the Long-term Incentive Plan are mitigated by annual grants (versus front-loading grants) of PSUs and stock options;

•	The MRCC’s discretion to reduce or withhold payment under the short-term and equity-based incentive plans for results below expectations decreases any risks associated with those plans;

•	Emera’s executive share ownership requirements decrease risk in the compensation program by encouraging alignment between the interests of senior officers and shareholders. In addition, the Company’s anti-hedging policy helps to maintain that alignment by prohibiting senior officers from hedging, pledging, monetizing or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold. The ownership requirement includes a one-year hold period post-retirement for named executive officers;

•	The vesting conditions on retirement are an important retention tool for designated executives of the Company;

•	The clawback policy also contributes to the Company’s risk mitigation efforts (the clawback policy allows the Company to recoup short- and long-term incentive payments made to senior executives in cases where: (a) such payments were based upon reported financial results that were subsequently corrected or restated as a result (or partial result) of the executive’s gross negligence, misconduct or fraud and the reward received would have been lower had the financial results been properly reported; or (b) where the executive commits a serious breach of the Company’s Code of Conduct; and

•	The inclusion of double trigger provisions in employment contracts for senior officers and the absence of enhanced benefits for change of control mitigates the risk arising from termination.

Accordingly, based on the governance practices in place and the results of the risk assessment, the MRCC concluded that Emera’s compensation programs are not reasonably likely to have a material adverse effect on the Company because an appropriate system of checks and balances is in place to mitigate the level of risk undertaken by management. With input from its independent compensation advisor, Hugessen, the MRCC satisfies itself as to the adequacy of the information it receives regarding risk, the independence of the risk assessment and reviews, and the reporting of financial results on which certain important compensation decisions (e.g., the amount of short-term incentive to be paid) are based.

The MRCC and Board will continue to review the relationship between enterprise risk and the Company’s executive compensation plans and policies to confirm they continue to be optimally aligned with shareholder interests while maintaining an acceptable level of risk exposure.

Succession Planning and Leadership Development

The MRCC has responsibility for overseeing the succession planning process for senior management of the Company and its affiliates, and reviews this process on an annual basis. The Board has responsibility for overseeing the development of succession plans and approving the appointment of the Company’s officers. At Emera, succession planning is a dynamic, ongoing process of systematically identifying, assessing and developing leadership competencies and business skills. The purpose is to confirm the Company’s capacity to meet future strategic objectives and to replenish critical organizational roles over time.

As part of the comprehensive succession planning process at Emera, the President and CEO annually provides a list of potential successors for his position to the MRCC. In addition, the President and CEO identifies internal successors for each of the NEOs and senior management positions throughout the Company and its affiliates. The Committee oversees the management succession planning process and developmental strategy. In 2016, the succession planning process also included an assessment of the senior leadership talent at TECO Energy, Inc., which significantly adds to the talent pool within Emera.

Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals as well as the overall leadership team with regards to identified core leadership capabilities. Personal development plans and overall Company leadership development programs are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to affiliates occur where appropriate, regular leadership development training occurs and mentors are assigned where beneficial.

Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy.

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Compensation Advisors

The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers.

Since 2007, the MRCC has engaged Hugessen Consulting Inc. (“Hugessen”) as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera and its affiliates. In addition, Hugessen provides advice to the MRCC on policy recommendations made by management, and also reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management.

The MRCC has adopted a number of practices with regard to its executive compensation advisor:

•	The MRCC annually reviews its advisor’s performance and fees.

•	With input from Company management and the advisor, the MRCC annually, or on an as-needed basis, determines the specific work to be undertaken by the advisor and the fees associated with this work.

•	All services provided by the MRCC’s advisor require written pre-approval by the MRCC Chair, outlining the scope of work and related fees.

•	The MRCC does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC.

In addition to the MRCC’s compensation advisor, in 2016, Emera engaged the services of Mercer and Morneau Shepell to assist in executive compensation matters.

In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer, and Morneau Shepell, but all decisions remain the responsibility of the MRCC and the Board.

The table below summarizes the fees paid to all external compensation advisors in 2015 and 2016.

	2016		2015
Advisor	MRCC work ($)	Other work ($) (1)	MRCC work ($)	Other work ($)
Hugessen Consulting Inc.	198,681	Nil	188,177	Nil
Morneau Shepell	Nil	41,720	Nil	56,654
Mercer (Canada) Ltd.	Nil	139,461	Nil	60,761

(1)	Mercer (Canada) Ltd. was retained by the Nominating and Corporate Governance Committee in 2016 to review directors’ compensation.

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Compensation Discussion and Analysis

Named Executive Officer Compensation

For the purposes of compensation disclosure, the NEOs whose compensation is disclosed in this Compensation Discussion and Analysis are the President and CEO, the CFO, and the next three most highly compensated executive officers of the Company, or its subsidiaries, as defined by Canadian securities legislation:

•	Christopher Huskilson, President and Chief Executive Officer, Emera Inc. (“President and CEO”);

•	Scott Balfour, Chief Operating Officer (“COO”);

•	Greg Blunden, Chief Financial Officer (“CFO”);

•	Nancy Tower, Chief Corporate Development Officer, Emera Inc.; and

•	Robert Bennett, President and Chief Executive Officer, Emera US Holdings Inc.

Christopher Huskilson, President and Chief Executive Officer, Emera Inc.

The strong performance of Emera in 2016 was led by the President and CEO. Under Mr. Huskilson’s leadership, Emera posted solid financial results in 2016 and achieved a number of important strategic milestones across the business, most significant of which was the successful closing of the TECO Energy, Inc. acquisition. TECO Energy, Inc. is expected to be significantly accretive and is transformational for Emera, making it one of the 20 largest publicly traded electric utilities in North America.

Emera raised its dividend by 10 per cent in 2016 and extended its dividend growth target of eight per cent per year through to 2020. The Company also made substantial progress against its strategy to deliver cleaner and more affordable energy for its customers. This included continued progress on construction of the Maritime Link, progress on the Polk 2 project, completion of the Rio Puerco transmission project, commissioning of the St. Lucy Energy gateway solar generating facility, and progress on the Big Bend solar project.

Scott Balfour, Chief Operating Officer, Emera Inc.

Mr. Balfour took on an expanded role in 2016 as Chief Operating Officer for all of Emera’s businesses in Canada, the US and the Caribbean (for the first two months of 2016, he also served as Chief Financial Officer). He played a central role in the TECO Energy, Inc. acquisition financing and led key aspects of Emera’s strategy work and the further shaping of Emera’s capital market positioning. In 2016, Mr. Balfour assumed executive and governance leadership over all of Emera’s pre-TECO operations, successfully transitioning into the role of Chair of the Board for Nova Scotia Power Inc., Emera Maine, Grand Bahama Power Company Ltd., Emera Utility Services, Emera Brunswick Pipeline Company Ltd. and Emera (Caribbean) Inc.

Greg Blunden, Chief Financial Officer, Emera Inc.

Mr. Blunden was appointed Chief Financial Officer effective March 1, 2016, from his previous role as Vice President Corporate Strategy & Planning. Mr. Blunden was integral to the successful completion of the TECO Energy, Inc. acquisition financing, which was the third largest investor-owned utility fixed income financing in the US, and the second largest Canadian-owned corporate (non-financial) issuance in the US market. This included raising $4.5 billion in US bonds and hybrids, raising $500 million in Canadian bonds, the conversion of $2.2 billion in convertible debentures into equity and raising $345 million of equity in the fourth quarter of 2016.

Nancy Tower, Chief Corporate Development Officer, Emera Inc.

Ms. Tower has responsibility for overall business development opportunities across Emera to ensure alignment with the Company’s long-term strategy. This includes the management and prioritization of the business opportunity funnel for all affiliates. She led the comprehensive effort to analyze and propose the acquisition of TECO Energy, Inc. and was instrumental to the successful closing. Ms. Tower led the regulatory process and planning in obtaining approval from the New Mexico regulator, an essential aspect of the TECO Energy, Inc. acquisition. Ms. Tower and her team continue to focus their efforts on opportunities to advance Emera’s growth strategy.

Robert Bennett, President and Chief Executive Officer, Emera US Holdings Inc.

Mr. Bennett relocated to Florida at the beginning of 2016 to facilitate the successful closing of the TECO Energy, Inc. acquisition, focusing on financial system alignment, leadership continuity, governance and strategy alignment. Following the close, he assumed the role of President and Chief Executive Officer of Emera US Holdings Inc., and was appointed to the Boards of Tampa Electric Company and New Mexico gas Company. Throughout 2016, Mr. Bennett worked towards integrating TECO Energy, Inc. operations into Emera’s operations, establishing principles of decision analysis and decision gating, and working with TECO Energy, Inc. on overall integration.

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The total target compensation for each NEO in 2016 is outlined below:

Name	Base salary ($)	Short-term incentive at target (%)	Short-term incentive at target ($)	Long-term incentive at target (%)	Long-term incentive at target ($)	Total target compensation ($)
Christopher Huskilson	1,000,000	100	1,000,000	280	2,800,000	4,800,000
Scott Balfour	550,000	70	385,000	175	962,500	1,897,500
Greg Blunden (1)	383,333	53	205,000	90	337,500	925,833
Nancy Tower	475,000	60	285,000	125	593,750	1,353,750
Robert Bennett (2)	629,280	60	377,568	125	738,388	1,745,236

(1)	From January to August 2016, Mr. Blunden’s base salary was $375,000 and his short-term incentive target was 50 per cent of base salary. From September to December 2016, his base salary was $400,000 and his short-term incentive target was 60 per cent of base salary. The figures shown above are prorated to reflect these amounts with the exception of the long-term incentive target amount, as Mr. Blunden’s 2016 long-term incentive grant was calculated at the beginning of the year using his base salary of $375,000.
(2)	Mr. Bennett relocated to Florida at the beginning of 2016 to oversee the TECO Energy, Inc. integration efforts and was paid in USD in 2016. His base salary was $475,000 USD and his short-term incentive target was $285,000 USD. The PSU portion of his long-term incentive grant was valued in USD, while his stock options were valued in CAD. The figures shown for him in the table above have been converted to CAD using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.

The following table shows the percentage weighting of each component of the total target compensation for the NEOs. In keeping with the Company’s pay-for-performance philosophy, the 2016 compensation plan design resulted in over half of each NEO’s total target compensation being at risk, with the average for the five NEOs being 68 per cent.

Name	Base salary (%)	Annual incentive at target (%)	Long-term incentive at target (%)	Total pay at risk (%)
Christopher Huskilson	21	21	58	79
Scott Balfour	29	20	51	71
Greg Blunden (1)	41	22	37	59
Nancy Tower	35	21	44	65
Robert Bennett	36	22	42	64

(1)	From January to August 2016, Greg Blunden’s base salary was $375,000 and his short-term incentive target was 50 per cent of base salary. From September to December 2016, his base salary was $400,000 and his short-term incentive target was 60 per cent of base salary. The figures shown above are prorated to reflect these amounts.

Compensation Process

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company’s senior officers, including the President and CEO and other NEOs, which are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they fairly compare for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its affiliates.

Emera management engages the services of Mercer, an independent compensation advisor, to compile market information on senior management compensation relating to base salary, and short-term and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company’s compensation programs.

A complete benchmarking review takes place at least every two years and the scope of services includes: competitive market reviews of senior executive compensation levels; review and observations of current executive compensation philosophy, policies and practices; and a review of pay and performance comparators.

Emera Inc. — Management Information Circular 2017	45

2016 Compensation Decisions

To assist in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team at the beginning of 2016, the MRCC reviewed compensation data based on a comparator group of companies. The comparator group primarily consisted of regulated utilities and other energy industry enterprises that were of a similar size and scope as Emera, which was generally viewed as being within the range of half to twice the size of Emera in terms of total enterprise value and total asset size (prior to the TECO Energy, Inc. acquisition).

The following 13 organizations were in the comparator group:

Pay Benchmarking Comparator Group (Applicable to NEOs)

Utilities Industry Comparators

ATCO Ltd. Capital Power Corporation EPCOR utilities Inc.	Fortis Inc. TransAlta Corporation Hydro One

Energy Industry Comparators

AltaGas Ltd.	Inter Pipeline Ltd.
ARC Resources Ltd.	Pembina Pipeline Corporation
Canadian Oil Sands Ltd.	Tourmaline Oil Corp.
Crescent Point Energy Corp.

Mercer conducted a compensation benchmarking review of the executive team for 2016 using the above companies and, with the assistance of Hugessen, the MRCC undertook a review of the competitiveness and appropriateness of compensation programs specifically for the NEOs.

The following chart shows where Emera was positioned compared to the companies in the pay benchmarking comparator group identified above, based on selected key financial metrics. Emera was generally positioned around the median of the comparator group metrics.

Emera vs. Pay Benchmarking Comparator Group

(1)	As at date of analysis, February 11, 2016.
(2)	As at December 31, 2015.
(3)	last 12 months as at December 31, 2015.

Note: The above table was prepared by Hugessen Consulting using data from S&P Capital IQ. Canadian Oil Sands excluded from the comparator group analysis due to acquisition in January 2016.

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Pay Benchmarking Comparator Group Changes

The acquisition of TECO Energy, Inc. was transformational for Emera, effectively doubling the size of the Company and making it one of the 20 largest publicly traded regulated utilities in North America. Approximately 70 per cent of the Company’s assets are now US-based and it is estimated that two-thirds of the Company’s revenues will come from US operations. In light of Emera’s increased size and scale, broader geographic scope and increased operational complexity, the MRCC undertook a review of the appropriate market comparators.

With the assistance of Hugessen, the Committee considered various market approaches for benchmarking Canadian companies with significant US operations. The review looked at a number of factors, including:

(1)	The talent market for the executive team – where the Company sees potential new executive hires coming from and to where our current executive team may get recruited, both in terms of geography and industry.

(2)	Oversight responsibility – whether having significant oversight over US operations should have an impact on the comparator group against which a particular executive is benchmarked.

(3)	geographic impact – determining how much influence the working location of the executive should have on the comparator group.

Stemming from the review and following the close of the acquisition of TECO, Energy Inc., the Committee approved a new comparator group for senior executives, consisting of two-sub groups: (1) a Canadian group made up of companies in the Canadian utility, Energy and general Industry sectors; and (2) a US group made up of US utility and Energy companies. The companies in the comparator group are of similar size to Emera in terms of market capitalization, total enterprise value, assets and revenues on a post-TECO Energy, Inc. acquisition basis. The new comparator group will be used for benchmarking executive compensation in 2017.

The new comparator group consists of the following companies:

Canadian Comparators	US Comparators

Energy & Utility Industry

Fortis Inc.

Hydro One Limited

ATCO Ltd.

TransAlta Corp.

Enbridge Inc.

TransCanada Corporation

Pembina Pipeline Corporation

Inter Pipeline Ltd

AltaGas Ltd.

General Industry

Rogers Communications Inc.

Loblaw Companies Limited

Restaurant Brands International LP

TELUS Corporation

Potash Corporation of Saskatchewan

Agrium Inc.

CGI Group Inc.

Goldcorp Inc.

Canadian Tire Corp. Ltd

First Quantum Minerals Ltd.

Teck Resources Limited

Energy & Utility Industry

Sempra Energy

WEC Energy Group, Inc.

Eversource Energy

DTE Energy Company

CMS Energy Corp.

Ameren Corporation

SCANA Corp

CenterPoint Energy, Inc.

NiSource Inc.

Alliant Energy Corporation

Pinnacle West Capital Corporation

UGI Corporation

Westar Energy, Inc

Atmos Energy Corporation

Great Plains Energy Incorporated

OGE Energy Corp.

The Committee concluded the above changes to the comparator group were appropriate in light of the impact of TECO Energy, Inc. on Emera’s business and based on similar approaches used by other Canadian companies, particularly those with significant operations in the United States. However, the Committee does not believe in a “one size fits all” approach and will look at the circumstances of each executive when determining whether to benchmark the executive using the full comparator group (consisting of the two sub-groups) or whether a different approach is warranted. The three factors noted above will play an important part in making such a determination.

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Annual Compensation Review Process

For each executive position, a range for base salary, target short-term incentive, and target long-term incentive is established annually, using the benchmarking data referenced above along with other information on industry trends for positions of similar scope and responsibility.

The President and CEO conducts annual performance assessments on members of the senior management team, including each of the NEOs, which shape the annual salary adjustment recommendations. Based on the performance assessments and the benchmarking data, the President and CEO then recommends total target compensation for each senior leader, including the NEOs (but excluding himself) to the MRCC for review and approval. With respect to the President and CEO, the MRCC reviews benchmark data and other information on industry trends for positions of similar scope.

Following this process, the MRCC makes recommendations for total target compensation for all of the senior management team, including the President and CEO and the other NEOs, to the Board of Directors. As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

At the end of 2015, both Management’s compensation advisor, Mercer, and the Committee’s compensation advisor, Hugessen, provided the results of their benchmarking reviews, which indicated that the compensation of the NEOs was below the targeted percentiles when compared against companies in the Company’s comparator group. In light of the comparative compensation positioning to market, and to recognize the significant achievements of the named executive officers, the MRCC recommended adjustments to the target compensation levels of the NEOs in 2016 to bring them closer to the prevailing market rates, which were approved by the Board of Directors.

The compensation changes from 2015 to 2016 are summarized below. All changes were effective January 1, 2016 unless noted otherwise:

	Base Salary	Short-Term Incentive Target (% of base salary)	Long-Term Incentive Target (% of base salary)	Total Target Compensation (% increase)	Compensation at Risk
Christopher Huskilson	Increase from $875,000 to $1,000,000	Increase from 90 to 100	Increase from 240 to 280	27.6	Increase from 77 per cent to 79 per cent

Scott Balfour (1)	Increase from $475,000 to $550,000	No change	Increase from 125 to 175	35.4	Increase from 66 per cent to 71 per cent

Greg Blunden (2)	Increase from $305,000 to $375,000 (Jan. – Aug.) and to $400,000 (Sept. – Dec.)	Increase from 50 to 60 (effective Sept. 1, 2016)	Increase from 50 to 90	51.8 (prorated)	Increase from 50 per cent to 59 per cent (prorated)

Nancy Tower	No change	No change	Increase from 100 to 125	9.6	Increase from 62 per cent to 65 per cent

Robert Bennett (3)	Change from $475,000 CAD to $475,000 USD	No change	Increase from 100 to 125	41.3	Increase from 62 per cent to 64 per cent

(1)	Mr. Balfour was Emera’s Chief Financial Officer for the first two months of 2016 and took on an expanded role in 2016 as the Chief Operating Officer for all of Emera’s businesses in Canada, the US and the Caribbean.
(2)	Mr. Blunden was promoted to Chief Financial Officer effective March 1, 2016, from his previous role as Vice President Corporate Strategy & Planning.
(3)	Mr. Bennett relocated to Florida at the beginning of 2016 to oversee the TECO Energy, Inc. integration efforts and he assumed the role of President and Chief Executive Officer of Emera US Holdings Inc. following the close of the acquisition. Mr. Bennett was paid in USD in 2016. His base salary was $475,000 USD and his short-term incentive target was $285,000 USD. The PSU portion of his long-term incentive grant was valued in USD, while his stock options were valued in CAD. The total target compensation increase was calculated using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.

Based on the market data and in keeping with the Company’s pay-for-performance approach, the increases focused primarily on incentive compensation, which link payouts to the achievement of key objectives towards the Company’s corporate strategy and performance metrics that measure long-term shareholder value. The weighted average increase to base salaries for the NEOs was 17 per cent, while the weighted average increase in target total compensation (which consists of base salary, short-term incentive and long-term incentive) was 30 per cent. The increases recognize the promotions and role changes in 2016, and helped close the competitive gap between the compensation paid by Emera compared to the compensation paid by our market comparators.

As a result of the changes, the variable or ‘at risk’ component of the NEOs’ compensation increased from an average of 63 per cent to an average of 68 per cent.

The changes made to the compensation of the respective NEOs in 2016 are also reflected in the NEO Summary Compensation Table.

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Elements of Compensation

Base Salary

As noted in Benchmarking Data, the MRCC is responsible for annually reviewing the composition of the compensation the Company pays its executives, including base salary. While the MRCC focuses on total compensation as a whole, base salary remains an important part of the overall compensation package the Company offers its executives.

Short–Term Incentive Program

The compensation awarded under the Short-Term Incentive Program links a portion of an executive’s compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short- term goals (typically on an annual basis) that are intended to deliver value to customers and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Short-term incentive payouts for the majority of senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

All NEOs have their short-term incentive payout calculated based on results achieved through scorecard results.

2016 Short-Term Incentive Results

2016 Emera Corporate Scorecard

The scorecard for Emera (“Emera Corporate Scorecard”) was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2016. It was used to determine the short-term incentive payout for all the NEOs.

The Emera Corporate Scorecard objectives were based on the Company’s Business Plan for the year and established threshold, target and stretch performance standards for each objective.

The following table shows the elements and results of the Emera Corporate Scorecard for 2016.

Emera Corporate Objective	Weighting (%)	Threshold ($)	Target ($)	Stretch ($)	Actual Result ($)	Percentage Payout (%) (1)
Cash From Operations (2)	50	586M	732M	878M	878M	100
Net Income After Tax (2)	30	321M	357M	393M	302M	0
Continued Development of leaders	10	Successful roll-out of new performance tool to Emera affiliates PLUS integration plan for TECO on key human resources initiatives PLUS 25% increased participation over 2015 in co-op student placements and engineers in training PLUS hit target for hiring new graduates across Emera PLUS achieve Kenexa (industry) norm or better on Employee Engagement Index and achieve a statistically significant improvement (five percentage points) on scores for Future Vision category in the Employee Engagement Survey.			Stretch Achieved (3)	20
Safety & Environment	10	Develop Emera Contractor Management Policy & Procedures that sets a standard for all affiliates by end of Q2 and implement at all affiliates by end of Q4 and Environmental Audit Program completed with no findings of major risk PLUS All Injury Frequency rate improves by 5% to 1.08 and all environmental critical targets are 100% complete.			Threshold Not Achieved (4)	0
	100					Total: 120

(1)	Percentage payouts, below or above target for financial measures, are prorated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).
(2)	Cash from operations and Net Income After Tax for compensation purposes do not have a standardized meaning as prescribed by GAAP. Calculation of these measures for 2016 is discussed in the footnotes in the following table.
(3)	All stretch targets achieved, including a 25 per cent increase in co-op student placements and engineers in training and a six percentage point increase in the Future Vision category scores in the Employee Engagement Survey.
(4)	The Contractor Management Policy & Procedures were implemented and all environmental critical targets were 100 per cent complete, but the All Injury Frequency rate was 1.41.

Emera Inc. — Management Information Circular 2017	49

As a result of a safety incident at one of Emera’s affiliate companies in 2016, management made a recommendation to the MRCC to reduce the “Safety & Environment” metric result to 0. The MRCC and the Board agreed with the recommendation.

The table below shows how Emera’s cash from operations and net income after tax has trended from 2012 to 2016 (the amounts shown are as at December 31 of each year).

	2012	2013	2014	2015 (2)	2016 (3)
Cash From Operations ($) (1)	397.6M	564.2M	762.5M	725.9M	878.0M
Net Income After Tax ($) (1)	230.5M	259.4M	319.2M	330.0M	301.9M

(1)	Cash from operations and Net Income After Tax for compensation purposes are non-GAAP measures and do not have standardized meanings as prescribed by US GAAP.
(2)	Cash from operations for compensation purposes in 2015 and 2016 reflected net cash provided by operating activities adjusted for the cash flow effect of acquisition costs including legal, advisory and financing costs related to the pending TECO Energy, Inc. acquisition.
(3)	Net Income After Tax for compensation purposes reflects reported net income, adjusted for the items discussed in footnotes 3, 4 and 5 in the Earnings Per Share table in Performance Share Unit Plan. In addition, Net Income After Tax for compensation purposes is further adjusted in 2016 to exclude income related to the sale of Algonquin Power & utilities Corp., and a gain realized on the reduction of the contingency funding in the Barbados Self Insurance Fund.

Scorecard payouts on average over the last five years have been 42 per cent over target. Cash from operations and net income after tax have trended upwards over the same period.

Long-Term Incentive Program

There are two primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share unit Plan (the “PSU Plan”) and the Senior Management Stock Option Plan (the “Stock Option Plan”). The MRCC is responsible for granting PSUs and stock options.

The number of PSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual’s level of responsibility within the Company. grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The values of PSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera’s common share price.

The MRCC takes into account previous grants and looks at a three-year history of total compensation each year before approving any new stock option and PSU grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data and the performance of both the Company and the individual.

In 2016, 50 per cent of the target long-term incentive compensatory value for the President and CEO consisted of PSUs and 50 per cent consisted of stock options. For all other NEOs, PSUs made up 75 per cent of the target long-term incentive compensatory value and stock options made up the remaining 25 per cent. More details about the PSU Plan and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incent employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also attract dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Each year, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 50 trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera’s financial performance, the plan aligns the interests of senior leaders with the interests of Emera’s shareholders and helps ensure that both shareholders and plan participants benefit when the Company achieves strong results. All PSU grants and payouts must be approved by the MRCC.

At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target, or may not pay out any amounts at all. If targets are exceeded, payouts may be as much as, but not more than, two times the initial grant value.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

PSU Payout	=	Original Grant + Notional Dividends	x	Performance Factor	x	Closing Share Price

Similar to the methodology on grant, the payout is based on the average 50-day closing price for Emera common shares at the end of the three-year performance period to smooth out short-term price fluctuations.

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The metrics for the 2014 PSU grant, which had a performance period of January 1, 2014 to December 31, 2016, are shown below.

Performance Factor 1

The first performance factor was based on Emera’s average three-year total shareholder return (TSR) relative to the average three-year TSR of the S&P/TSX Capped Utilities Index as illustrated in the table below.

Relative annual return to S&P/TSX Capped Utilities Index	Performance Factor
Less than –5%	0
–5%	0.5
0%	1.0
5% or more	1.5

Performance Factor 2

The second performance factor was based on Emera’s average annual growth in EPS:

Emera average three-year Earnings Per Share Growth	Performance Factor
Less than 4%	0
4%	0.5
6%	1.0
8% or more	1.5

In addition, dividends had to be maintained at or higher than the December 31, 2013 levels; if dividends were reduced, the second performance factor would be deemed to be zero regardless of the EPS growth.

Each performance factor was weighted equally at 50 per cent and the value of each performance factor was interpolated on the basis of the actual relative returns. All annual average returns or percentages over the three-year performance period were determined on a compounded basis.

The following table shows the performance factor results for the three-year period from January 1, 2014 to December 31, 2016:

	Factor 1: Relative Total Shareholder Return		Factor 2:
	Emera TSR	S&P/TSX Capped Utilities Index TSR	Earnings per Share Growth	Overall Performance Factor
Year – 2014	31.9%	16.1%	13.8%
Year – 2015	16.4%	–3.5%	17.5%
Year – 2016	9.6%	17.6%	5.7%
Average Annual Compounded Return	18.9%	9.6%	12.2%
Emera’s Relative TSR		9.3%	—
Resulting Performance Factor		1.5 (Weighted at 50%)	1.5 (Weighted at 50%)	1.5

The overall performance factor applied to the 2014 PSU grant was 1.5 (the maximum performance factor), based on Emera’s TSR exceeding the TSR of the S&P/TSX Capped Utilities Index by 9.3 per cent and average annual EPS growth being 12.2 per cent.

The 2014 PSU grant capped the maximum payout to participants at twice the participant’s grant value. The cap factors in share price appreciation, notional dividend reinvestment, and the performance factor. Based on the average share price (during the last 50 trading days of 2015) of $45.41, the performance factor of 1.50, and the dividend reinvestment over the performance period, the payout for the 2014 PSU grant would have been 256 per cent of the grant value for each participant. Accordingly, the cap was triggered and the payouts were reduced to 200 per cent of the grant value for each participant.

The total payout for all PSU Plan participants in respect of the 2014 PSU grant was approximately $10.2M.

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The table below shows how Emera’s EPS has trended from 2012 to 2016 (the amounts shown are as at December 31 of each year).

	2011 (2)(3)	2012 (3)	2013 (3)	2014 (3)	2015 (4)	2016 (5)
Earnings Per Share ($) (1)	1.77	1.85	1.96	2.23	2.63	2.77

(1)	EPS for compensation purposes is a non-GAAP measure and does not have a standardized meaning as prescribed by US GAAP.
(2)	EPS for compensation purposes in 2011 reflected reported EPS, excluding mark-to-market gains and losses and Light & Power Holdings, Ltd. acquisition gains.
(3)	EPS for compensation purposes in 2011, 2012, 2013 and 2014 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of Bear Swamp Power Company LLC (“BSPC”) and Northeast Wind Partners II, LLC (“NWP”), as well as the amortization of transportation capacity recognized as a result of certain trading and market transactions.
(4)	EPS for compensation purposes in 2015 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC and NWP, until NWP’s sale on January 29, 2015, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the mark-to-market adjustments included in Emera’s other income related to the effect of USD denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from Emera’s Debenture Offering and acquisition costs including legal, advisory, and financing costs related to Emera’s pending acquisition of TECO Energy, Inc.
(5)	EPS for compensation purposes in 2016 reflected reported EPS adjusted for the income effect of Emera’s held-for-trading derivative instruments and the mark-to-market adjustments included in Emera’s equity income related to the business activities of BSPC, the amortization of transportation capacity recognized as a result of certain trading and market transactions, the mark-to-market adjustment related to an interest rate swap in Brunswick Pipeline as well as the mark-to-market adjustments included in Emera’s other income related to the effect of USD denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from Emera’s Debenture Offering.

2016 PSU Grant Performance Metrics and Changes to the PSU Plan

The performance period for PSUs granted in 2016 is from January 1, 2016 to December 31, 2018. When setting the performance metrics for the 2016 PSU grant, the Company considered the significant impact the acquisition of TECO Energy, Inc. could have on earnings. Since the timing of the closing could heavily influence EPS in 2016, the Company removed EPS as a performance metric for the 2016 grant. Accordingly, relative TSR is the only performance metric for the 2016 grant.

The relative TSR performance targets were increased from previous years. The Company must outperform the S&P/TSX Capped Utilities Index by 2.5 percentage points to hit target (compared to having to match the TSR of the Index to hit target under previous years’ grants) and must outperform the Index by at least 10 percentage points to hit the maximum performance factor of 1.5 (compared to having to outperform the Index by at least 5 percentage points under previous years’ grants). If the Company underperforms the S&P/TSX Capped Utilities Index by 2.5 percentage points or more, there will be no payout under the 2016 PSU grant. The table below shows the performance factor levels for the 2016 PSU grant:

Relative annual return to S&P/TSX Capped Utilities Index	Performance Factor
Less than –2.5%	0
–2.5%	0.5
2.5%	1.0
10% or more	1.5

With the close of the TECO Energy, Inc. acquisition, the Company will return to using more than one performance metric for future PSU grants.

The Company also undertook a comprehensive review of the PSU Plan in 2016 that involved reviewing market practices and industry trends. The review indicated that Emera’s PSU Plan was generally below market in two ways:

•	the maximum performance factor of 1.5 (150 per cent) was lower that most of our comparator companies; and

•	the absolute dollar cap of two-times the grant value for each participant was a unique plan provision that was not market practice, as very few companies impose a dollar cap payout on their long-term incentive plans.

To bring the PSU Plan more in line with market and in light of Emera’s pay for performance philosophy, the Company approved an increase to the maximum performance factor from 1.5 to 2.0 and the removal of the absolute dollar cap. These changes will take effect with the 2017 PSU grant.

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera’s control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera’s 2016 Annual Report respecting risks and assumptions relevant to Emera’s determination of performance targets for compensation purposes.

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Senior Management Stock Option Plan

The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for designating, based on management’s recommendation, which employees of the Company and its affiliates will be eligible to participate in the Stock Option Plan.

Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and have been retained to recognize their importance as a component of competitive executive compensation in preserving a long-term focus. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2016 as a part of their long-term incentive.

The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a ‘floor’ value ratio of 10 per cent in 2015, following a review of market practices on valuation methodologies. If the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options.

For the 2016 stock option grant, the Black-Scholes valuation resulted in a value ratio of 5.7 per cent to 9.7 per cent (the range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months). Because the valuation was below 10 per cent, the Committee applied the floor value ratio, which led to fewer options being granted than had the floor not been applied. Accordingly, the value of each option granted in 2016 was $4.62, which was 10 per cent of the closing Emera common share price of $46.19 on February 17, 2016, the day immediately preceding the grant date. The share price of $46.19 is also the exercise price for the 2016 grant.

The Committee considers the application of a 10 per cent floor going forward to be a prudent step to maintaining stock options as a part of the long-term incentive plan, while reflecting prevailing market conditions.

Stock options vest in 25 per cent increments on the first, second, third and fourth anniversaries of the grant date. Unless a stock option has expired, vested options may be exercised within the 24 months following the option holder’s date of retirement or termination for other than just cause, and within six months following the date of termination for just cause, resignation or death. If stock options are not exercised within such time, they expire. However, certain senior executives are entitled to an enhanced retirement vesting provision, which allows unvested stock options to continue to vest and be exercised for two years post-retirement. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on retirement.

The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is five per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company.

under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 11.7 million shares, or approximately 5.54 per cent of the total issued and outstanding common shares of the Company (all figures in this section are as of March 8, 2017, unless otherwise noted).

There have been 5,084,790 common shares issued under the Stock Option Plan since its inception, which represents approximately

2.41 per cent of the total issued and outstanding common shares of the Company. There are 3,718,500 common shares issuable under actual grants of options which represent approximately 1.76 per cent of the total issued and outstanding common shares of the Company and, of that amount, 1,978,850 are vested and 1,739,650 are unvested.

The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time; provided, however, that shareholder approval is required for any amendment that:

•	increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event;

•	extends eligibility to participate to non-employee directors;

•	permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes;

•	permits awards to be granted under the Stock Option Plan in addition to options;

•	increases either of the 10 per cent insider participation limits;

•	reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event;

•	extends the term of a stock option beyond the original expiry date;

•	permits the expiry of a stock option to be beyond 10 years from its date of grant; or,

•	deletes or reduces the range of amendments which require shareholder approval under this paragraph.

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The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of shares outstanding as of December 31, 2016, 2015 and 2014.

	December 31,	December 31,	December 31,
	2016 (%)	2015 (%)	2014 (%)
Dilution (total number of options outstanding, divided by total number of shares outstanding)	1.39	1.99	1.69
Burn Rate (total number of options granted in a fiscal year, minus expired options, divided by the total number of shares outstanding)	0.29	0.40	0.43
Overhang (total shares available for issuance, plus options outstanding,divided by the total number of shares outstanding)	3.16	4.94	5.11

The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries.

In 2016, the Company provided no financial assistance to participants under the Stock Option Plan to facilitate the purchase of shares under the Plan.

Performance Graph

The following performance graph compares Emera’s cumulative total shareholder return or “TSR” (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index.

Cumulative Total Return on $100 Investment – December 31, 2011 to December 31, 2016

As at December 31	2011 ($)	2012 ($)	2013 ($)	2014 ($)	2015 ($)	2016 ($)
Emera	100.00	109.39	100.32	132.35	153.98	168.71
S&P TSX Capped Utilities	100.00	103.98	99.36	115.31	111.30	130.89
S&P TSX Composite	100.00	107.19	121.11	133.90	122.76	148.64

As indicated in the chart, Emera has created significant value for its shareholders over the last five years. Emera’s cumulative TSR for the five-year period from December 31, 2011 to December 31, 2016 was 69 per cent, which was significantly higher than the 31 per cent return of the S&P/TSX Capped Utilities Index and the 49 per cent return of the S&P/TSX Composite Index. The chart also shows that Emera’s TSR grew by almost 10 per cent in 2016.

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Total Shareholder Return vs. Named Executive Officer Compensation

As noted in the Letter from the Management Resources and Compensation Committee to Our Shareholders, a fundamental principle of Emera’s compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

In light of this principle, at the end of 2016, the Company undertook its annual analysis of the alignment between the President and CEO’s compensation and the experience of shareholders. The analysis reviewed the President and CEO’s compensation over a number of time frames and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts actually paid out for a particular performance year) and realizable pay (which consists of changes in the value of any outstanding equity-based awards year-over-year).

The analysis looked at the shareholders’ experience using 12 different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2016) but started at a different beginning period, from January 1, 2005 to January 1, 2016. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO’s economic experience, measured by the dollar realized and realizable per $100 of target compensation awarded over the same periods.

The following ‘lookback’ table shows the results of the review:

Year	Target Total Direct Compensation ($)(1)	Measurement Period	Realized / Realizable Value of $100 Pay to CEO ($) (2)	Value of $100 Shareholder Investment as of Dec. 31, 2016 ($) (3)
2005	1,575,152	Jan. 1, 2005 – Dec. 31, 2016	227	397
2006	2,332,458	Jan. 1, 2006 – Dec. 31, 2016	299	345
2007	1,684,966	Jan. 1, 2007 – Dec. 31, 2016	253	308
2008	1,840,673	Jan. 1, 2008 – Dec. 31, 2016	228	304
2009	1,882,212	Jan. 1, 2009 – Dec. 31, 2016	332	287
2010	2,062,572	Jan. 1, 2010 – Dec. 31, 2016	293	242
2011	2,470,109	Jan. 1, 2011 – Dec. 31, 2016	115	185
2012	2,474,995	Jan. 1, 2012 – Dec. 31, 2016	175	169
2013	3,573,704	Jan. 1, 2013 – Dec. 31, 2016	216	154
2014	3,587,500	Jan. 1, 2014 – Dec. 31, 2016	241	168
2015	3,762,500	Jan. 1, 2015 – Dec. 31, 2016	110	128
2016	4,800,000	Jan. 1, 2016 – Dec. 31, 2016	74	110

(1)	Includes salary, short-term incentive at target, the value of long-term incentives as of the respective grant date, and any special grant of DSUs valued as of the grant date.
(2)	Factors in salary, short-term incentive payout, PSU payout, value realized from exercised stock options and the market value of PSUs, DSUs and in-the-money unexercised stock options as of December 31, 2016.
(3)	Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera’s compensation framework provided close alignment between the President and CEO’s compensation and the shareholder experience over the long term. This analysis also assists the Committee in considering various compensation outcomes when considering compensation changes for the President and CEO each year.

In keeping with Emera’s compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long-term incentives are directly affected by changes in Emera’s common share price and Emera’s TSR relative to the S&P/TSX Capped Utilities Index. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in Performance Share Unit Plan, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 126 per cent (for the performance year ended in 2012), 57 per cent (2013), 150 per cent (2014), 150 per cent (2015) and 150 per cent (2016). The general trend shows performance factors at or above 100 per cent in periods where Emera outperforms the S&P/TSX Capped Utilities Index, and below 100 per cent in periods where the Company underperforms the Index, indicating an alignment between executive and shareholder interests.

The total annual salary, short-term incentive and long-term PSU payouts earned in 2016 for the NEOs totalled $9.4 million, which represents 4.1 per cent of the Company’s net earnings applicable to common shares of $227 million or 2.0 per cent of the Company’s adjusted net earnings applicable to common shares of $475 million, for the period ended December 31, 2016. Adjusted net earnings is a non-GAAP measure and does not have standardized meaning as prescribed by US GAAP (please see footnote 1 in A Letter from the Management Resources and Compensation Committee to Our Shareholders).

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NEO Summary Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary ($) (1)	Share-based awards ($) (2)	Option-based awards ($) (3)	Annual incentive plans ($) (4)	Pension value ($) (5)	All other compensation ($) (6)	Total compensation ($)
Christopher Huskilson President and Chief Executive Officer	2016 2015 2014	995,192 875,000 875,000	1,400,127 1,050,018 962,380	1,399,860 1,049,987 962,608	1,200,000 1,135,418 1,237,399	0 179,000 550,000	24,210 25,472 31,817	5,019,389 4,314,895 4,619,204
Scott Balfour Chief Operating Officer	2016 2015 2014	547,115 474,958 473,376	721,818 445,498 284,376	240,702 148,268 94,656	462,000 479,399 926,308	188,000 128,000 90,000	31,891 23,864 25,940	2,191,526 1,699,987 1,894,656
Greg Blunden Chief Financial Officer	2016 2015 2014	379,615 278,115 240,819	252,933 95,581 91,774	84,546 31,929 30,736	246,000 181,038 137,176	74,000 75,000 21,000	25,402 21,732 20,791	1,062,496 683,395 542,296
Nancy Tower Chief Corporate Development Officer	2016 2015 2014	475,000 474,481 460,000	445,434 356,086 241,482	148,302 118,908 80,512	342,000 410,913 433,679	193,000 214,000 194,000	27,672 26,226 26,724	1,631,408 1,600,614 1,436,397
Robert Bennett (7) President and Chief Executive Officer, Emera US Holdings Inc.	2016 2015 2014	625,266 474,481 460,000	590,112 356,086 241,482	148,302 118,908 80,512	453,082 410,913 433,679	55,000 239,000 342,000	207,052 23,664 26,190	2,078,814 1,623,052 1,583,863

(1)	The figure shown represents actual base earnings paid in 2016.
(2)	Amount shown is the value of PSU grants as of the effective grant date. The grant value of PSUs granted in 2016 was based on the average 50 trading-day closing share price up to December 31, 2015 ($42.95). The 50-day share price average is used for PSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column and if performance objectives are exceeded, payouts may be higher than the amount noted in this column.
(3)	The value of the stock options granted to the NEOs in 2016 was determined to be equal to 10 per cent of the February 17, 2016 closing share price of $46.19 or $4.62 per option. The Company has adopted a ‘floor’ value ratio of 10; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. The Black-Scholes valuation for 2016 resulted in a value ratio of 5.7 per cent to 9.7 per cent, using an estimated dividend yield of 4.3 per cent, and a risk-free interest rate of 1.59 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months, which led to volatility measurements from 14.4 per cent to 19.4 per cent. Because the Black-Scholes valuation was below 10 per cent, the floor of 10 per cent was used to value stock options in 2016, which led to fewer options being granted than had the floor not been applied. Further information can be found in Senior Management Stock Option Plan.
(4)	In 2016, all the NEOs participated in the Emera Corporate Scorecard and the payouts were based on a result of 120 per cent. The Short-Term Incentive Plan and the 2016 results are described in greater detail in Short-Term Incentive Plan. The figures shown reflect amounts earned in the 2016 performance year and paid in 2017. Mr. Balfour and Mr. Blunden each elected to receive 50 per cent of their short-term incentive in the form of DSUs, Ms. Tower elected to receive 75 per cent in DSUs and Mr. Bennett elected to receive 25 per cent in DSUs.
(5)	Mr. Huskilson’s pension is capped and he has reached his maximum years of credited service. Further information concerning pension values can be found in Pension Plan Benefits.
(6)	All other compensation in 2016 includes: for Mr. Huskilson, a car allowance of $18,000 and other taxable benefits; for Mr. Balfour, a car allowance of $5,077, a cash perquisite allowance of $13,462 and other taxable benefits; for Mr. Blunden, a cash perquisite allowance of $18,654 and other taxable benefits; and for Ms. Tower, a car allowance of $13,200 and other taxable benefits. Mr. Bennett’s taxable benefits include a cash perquisite allowance of $20,000 USD, a housing allowance of $72,000 USD, a family travel allowance of $29,929 USD, the payment of $38,267 CAD relating to an investment loss as a result of relocating to the US, and other taxable benefits. The amount shown in the All other compensation column for Mr. Bennett has been converted to CAD using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.
(7)	Mr. Bennett relocated to Florida at the beginning of 2016 to oversee the TECO Energy, Inc. integration efforts and was paid in USD in 2016. His base salary was $475,000 USD and his short-term incentive target was $285,000 USD. The PSU portion of his long-term incentive grant was valued in USD, while his stock options were valued in CAD. Any USD amounts applicable to Mr. Bennett have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016. Under the terms of his employment arrangement, USD and CAD are treated on par for purposes of calculating his pensionable earnings under the pension plan.

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Outstanding Share-based Awards and Option-based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2016 for each NEO:

	Option-based awards (1)				Share-based awards
	(stock options)				(performance share units (PSUs) and deferred share units (DSUs))
	Number of					Market or	Market or payout
	securities			Value of	Number of	payout value of	value of vested
	underlying	Option	Option	unexercised	shares or unit of	share-based	share-based awards
	unexercised	exercise	expiration	in-the-money	shares that have	awards that have	that have not been
Name	option (#)	price ($)	date	options ($) (2)	not vested (#) (3)	not vested ($) (4)	paid out ($) (5)
Christopher	72,500	32.06	2/15/2021	966,425	63,931	2,903,107	9,951,324
Huskilson	97,700	33.35	2/14/2022	1,176,308
	337,700	34.80	2/12/2023	3,576,243
	353,900	32.35	2/11/2024	4,614,856
	286,100	42.71	2/11/2025	766,748
	303,000	46.19	2/17/2026	—
Scott Balfour	100,000	33.73	4/15/2022	1,166,000	30,229	1,372,699	1,655,968
	28,200	34.80	2/12/2023	298,638
	34,800	32.35	2/11/2024	453,792
	40,400	42.71	2/11/2025	108,272
	52,100	46.19	2/17/2026	—
Greg Blunden	1,475	32.06	2/15/2021	19,662	8,868	402,710	414,268
	3,950	33.35	2/14/2022	47,558
	9,400	34.80	2/12/2023	99,546
	11,300	32.35	2/11/2024	147,352
	8,700	42.71	2/11/2025	23,316
	18,300	46.19	2/17/2026	—
Nancy Tower	9,400	21.58	2/14/2018	223,814	20,967	952,095	3,034,456
	21,600	21.99	2/12/2019	505,440
	21,300	23.94	2/16/2020	456,885
	16,900	32.06	2/15/2021	225,277
	22,800	33.35	2/14/2022	274,512
	28,200	34.80	2/12/2023	298,638
	29,600	32.35	2/11/2024	385,984
	32,400	42.71	2/11/2025	86,832
	32,100	46.19	2/17/2026	—
Robert Bennett	7,050	34.80	2/12/2023	74,660	20,967	1,111,720	2,080,362
	14,800	32.35	2/11/2024	192,992
	32,400	42.71	2/11/2025	86,832
	32,100	46.19	2/17/2026	—

(1)	Option-based awards include both vested and unvested options.
(2)	The value of all unexercised option-based awards was calculated using a December 31, 2016 closing share price of $45.39.
(3)	Unvested share-based awards include PSU and unvested special DSU grants, and any additional PSUs and DSUs from dividend reinvestment relating to such grants as of December 31, 2016.
(4)	The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 50 trading days of 2016 ($45.41). For Mr. Bennett, any PSUs that are payable in USD have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.
(5)	These figures represent only vested DSUs, as PSUs are paid out upon vesting, and are based on the average closing share price for the last 50 trading days of 2016 ($45.41).

Emera Inc. — Management Information Circular 2017	57

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2016 for each NEO:

Name	Option-based awards value vested during 2016 ($) (1)	Share-based awards (Performance Share Units (PSUs) and Deferred Share units (DSUs)) value vested during 2016 ($) (2) (3)	Non-equity incentive plan compensation – value earned during the year ($) (4)
Christopher Huskilson	2,313,082	2,286,295	1,200,000
Scott Balfour	538,979	568,753	462,000
Greg Blunden	83,686	183,548	246,000
Nancy Tower	238,327	521,499	342,000
Robert Bennett	255,560	524,897	453,082

(1)	Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2016.
(2)	The value of PSUs vested in 2016 is based on the 2014 PSU grant, which had a three-year performance period from January 1, 2014 to December 31, 2016. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor, multiplied by the average closing share price for the last 50 trading days of 2016 ($45.41). The performance factor for the 2014 PSU grant was based on Emera’s total shareholder return relative to the S&P/TSX Capped Utilities Index and Emera’s average annual growth in EPS – the overall performance factor result was 1.5 and the payout was capped at two-times the grant date value, as per the terms of the PSU Plan. More details on the PSU Plan and results can be found in Performance Share Unit Plan.
(3)	This dollar amount includes the value of DSUs from special grants that vested in 2016, including additional DSUs from dividend equivalents on such grants, and calculated using a closing share price for the last 50 trading days of 2016 ($45.41). This amount equaled $361,536 for Mr. Huskilson, $38,534 for Ms. Tower, and $41,933 for Mr. Bennett.
(4)	This amount represents the 2016 incentive payouts as disclosed in the NEO Summary Compensation Table.

Aggregate Option Exercise during 2016 and 2016 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2016, the aggregate value realized upon exercise, and the number of common shares covered by unexercised options under the Stock Option Plan as at December 31, 2016. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2016, which was $45.41.

			Unexercised options at December 31, 2016		Value of unexercised in-the-money options at December 31, 2016
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Christopher Huskilson	341,500	7,897,476	671,950	778,950	7,324,030	3,776,550
Scott Balfour	0	0	148,650	106,850	1,643,943	382,760
Greg Blunden	0	0	20,300	32,825	221,384	116,050
Nancy Tower	7,500	172,800	136,050	78,250	2,124,607	332,776
Robert Bennett	105,318	1,695,506	8,100	78,250	21,708	332,776

Pension Plan Benefits

Emera has adopted a Pension governance Framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its affiliates to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan (Pension Plan) and participate on either a defined benefit basis or a defined contribution basis. For 2016, all NEOs participated in the defined benefit component of the Pension Plan and one NEO also participated in the defined contribution component of the Pension Plan.

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Defined Benefit

The following table shows years of credited service, estimated pension amounts, and changes to accrued obligations from January 1, 2016 to December 31, 2016 for the NEOs who participated in the Pension Plan on a defined benefit basis.

		Annual benefits payable
	Number of			Opening present value of defined			Closing present value of defined
Name	years credited service (#)	At year-end ($) (1)	At age 65 ($)	benefit obligation ($)	Compensatory change ($) (2)	Non-compensatory change ($) (2)	benefit obligation ($)
Christopher Huskilson (3)	35.0	650,000	650,000	15,791,000	—	(415,000)	15,376,000
Scott Balfour	4.7	56,000	206,000	527,000	188,000	69,000	784,000
Greg Blunden (4)	1.3	7,000	7,000	148,000	47,000	13,000	208,000
Nancy Tower	19.3	219,000	301,000	4,330,000	193,000	525,000	5,048,000
Robert Bennett	28.7	323,000	395,000	6,910,000	55,000	578,000	7,543,000

(1)	With the exception of Mr. Huskilson and Ms. Tower, the NEOs are not eligible for an immediate pension at year-end. The amount shown is the accrued pension starting at the NEO’s unreduced retirement date if the NEO terminated employment at December 31, 2016.
(2)	The compensatory and non-compensatory changes are described in more detail below.
(3)	Mr. Huskilson’s pension is capped, which is described in further detail below.
(4)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation), and (iii) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2016.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2016 were driven largely by interest on the accrued obligation and current service cost and the change in the discount rate assumption which decreased by 0.16 per cent, from 4.00 per cent (as at December 31, 2015) to 3.84 per cent (as at December 31, 2016). A decrease in the discount rate results in a higher obligation, all other things being equal.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member’s five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For the NEOs, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for the rule of 85. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index to a maximum of six per cent per annum.

For 2016, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year’s maximum pensionable earnings (YMPE) under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency’s limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of a supplemental employee retirement plan (Supplementary Retirement Plan), which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The Supplementary Retirement Plan is non-contributory.

In 2011, Mr. Huskilson’s pension amount payable under the Pension Plan and Supplementary Retirement Plan was capped. The limit at future potential retirement dates was determined based on the pension formula and an assumed increase in pensionable earnings of approximately four per cent per year from the 2010 pensionable earnings levels. This limit has reduced the amount that would otherwise be payable under the normal Pension Plan terms. As a result, year-over-year changes of more than four per cent to Mr. Huskilson’s earnings have no impact on his compensatory change component. Mr. Huskilson reached the maximum years of credited service allowable under the Pension Plan (35 years) in 2015 and, therefore, accrued no more credited service in the Pension Plan or Supplementary Retirement Plan in 2016.

Emera Inc. — Management Information Circular 2017	59

The accrued pension obligation is calculated following the method prescribed under US GAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2016 to December 31, 2016 for the NEO who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($)(1)	Non-compensatory change ($)(2)	Accumulated value at end of year ($)
Greg Blunden(3)	441,000	27,000	63,000	531,000

(1)	The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.
(2)	The non-compensatory change is the value of employee contributions to the Pension Plan, along with investment earnings.
(3)	Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

Under the defined contribution component of the Pension Plan, the Company contributes a base amount to the participant’s account each pay period. The amount is expressed as a percentage of eligible earnings. Plan participants can also make contributions to the defined contribution component, with the Company matching a portion of these contributions. Canada Revenue Agency limits apply to limit the amount of contributions that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension an NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan.

Mr. Blunden participated in the defined contribution component of the Pension Plan in 2016. Under the terms of the defined contribution component, Mr. Blunden and the Company each contribute six per cent of the executive’s base salary into the Pension Plan up to the total amount permitted under the Income Tax Act. For 2016, Mr. Blunden contributed $13,005, and the Company also contributed $13,005 to his registered defined contribution account. In addition, the Company maintains an account for any Company contributions which would be made in the absence of the Income Tax Act limits, through the Supplementary Retirement Plan. For 2016, the additional Company contribution for Mr. Blunden was $13,944.

Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund.

The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act, and the Nova Scotia Pension Benefits Act.

Changes to the Supplementary Retirement Plan

In 2016, with the assistance of Morneau Shepell, the Company conducted a review of the Supplementary Retirement Plan. The review focused on market competitiveness, plan design, and equity between defined benefit and defined contribution plan members. Based on the findings from the review, MRCC approved the following changes to the Supplementary Retirement Plan:

•	closure of the defined benefit component of the Supplementary Retirement Plan to new entrants;

•	the removal of indexing from the defined benefit component of the Supplementary Retirement Plan on a go forward basis; and

•	an increase to the Company contribution in the defined contribution component of the Supplementary Retirement Plan from a maximum of six per cent to a maximum of 12 per cent of pensionable earnings.

The above changes will result in cost savings to the Company and increase the parity between defined benefit and defined contribution members while still ensuring the supplementary pension plan remains market competitive. The changes will take effect in 2017.

Deferred Share Unit Plan

The Deferred Share unit (DSU) Plan is another component of Emera’s long-term incentive program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share – the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its affiliates. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company.

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MANAGEMENT INFORMATION CIRCULAR

The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some or all of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs.

Following a participant’s departure from the Company and on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 50 trading days preceding the payout date (the 50-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. If a participant is a US taxpayer, payment is made six months following the termination date.

In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or the achievement of certain corporate objectives. The MRCC made no such awards to the NEOs in 2016.

2016 DSU Plan Allocations

The table below identifies how much of the short-term incentive for 2016 that each NEO elected to allocate to DSUs:

Name	Percentage of 2016 annual incentive elected to deferred share units (%)	Dollar amount of 2016 annual incentive elected to deferred share units ($)
Christopher Huskilson	0	0
Scott Balfour	50	231,001
Greg Blunden	50	123,016
Nancy Tower	75	256,521
Robert Bennett (1)	25	113,280

(1)	Mr. Bennett allocated 25 per cent of his 2016 annual incentive payout of $342,000 USD to DSUs. The amount has been converted to CAD using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.

Executive Share Ownership Requirements

To align the interests of senior management with the interests of shareholders, share ownership guidelines are in place for designated executives, who are required to meet the required ownership level within five years of becoming subject to the guidelines.

The MRCC conducted a market review of share ownership in 2016. As a result of the review, the Committee revised the guidelines as follows:

•	The required share ownership level for the President and CEO was increased from four-times his base salary to five-times his base salary;

•	The required share ownership levels for the other NEOs was increased from two-times to three-times their respective base salaries; and

•	A one-year post-retirement hold period was added for the NEOs (the President and CEO was already subject to a one-year post-retirement hold period). This requires the NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company.

Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) DSUs acquired pursuant to the DSU Plan, which are considered share equivalents. PSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate a portion of their short-term incentive into DSUs until their target share ownership is met.

All executives are subject to an anti-hedging policy prohibiting them from hedging, pledging, monetizing, or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold (including DSUs, PSUs and stock options).

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera’s common shares on December 31, 2016 of $45.39.

Name	Required ownership level as a multiple of base salary	Shares/share equivalents (#)	Estimated value ($)	Multiple of base salary	Target achieved
Christopher Huskilson	5.0	300,702	13,648,864	13.6	Yes
Scott Balfour	3.0	69,981	3,176,438	5.8	Yes
Greg Blunden (1)	3.0	10,551	478,910	1.2	No
Nancy Tower	3.0	92,538	4,200,291	8.8	Yes
Robert Bennett (2)	3.0	50,852	2,308,159	3.7	Yes

(1)	Mr. Blunden has until January 2019 to achieve his previous share ownership level of two-times his base salary, and will remain in compliance with the guidelines if he continues to allocate at least 50 per cent of his short-term incentive payout to DSUs until he reaches the new ownership level of three-times his base salary.
(2)	Mr. Bennett’s multiple of base salary figure was calculated using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.

Emera Inc. — Management Information Circular 2017	61

Other Executive Benefits

The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive:

•	annual income tax return preparation;

•	monthly parking;

•	monthly car allowance plus mileage, as applicable; and

•	annual wellness/fitness allowance.

In some cases, the above entitlements are bundled into an annual perquisite allowance, which is paid out in cash in equal bi-weekly instalments over the course of the year.

Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and its affiliates to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $8,000 per year and the Company will match 20 per cent of the first $3,000 in contributions, and 10 per cent of any contributions between $3,000 and $8,000.

These benefits are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios — resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2016.

Name	Departure scenario (1)	Cash severance ($)	Short-term incentive ($)	Performance Share Units (PSUs) ($) (2)	Stock options ($) (3)	Continuation of benefits (present value) ($) (4)	Total ($)
Christopher Huskilson	Resignation	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—
	Termination without cause	2,000,000	2,000,000	—	—	53,917	4,053,917
	Change of control	2,000,000	2,000,000	—	—	53,917	4,053,917
	Retirement	—	—	2,903,107	3,584,863	—	6,487,970
Scott Balfour	Resignation	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—
	Termination without cause	550,000	385,000	1,372,699	—	5,312	2,313,011
	Change of control	550,000	385,000	1,372,699	—	5,312	2,313,011
	Retirement	—	—	1,372,699	355,692	—	1,728,390
Greg Blunden	Resignation	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—
	Termination without cause	400,000	240,000	175,452	—	5,312	820,764
	Change of control	400,000	240,000	175,452	—	5,312	820,764
	Retirement	—	—	175,452	—	—	175,452
Nancy Tower	Resignation	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—
	Termination without cause	475,000	285,000	470,911	—	18,512	1,249,423
	Change of control	475,000	285,000	952,095	—	—	1,712,095
	Retirement	—	—	952,095	311,068	—	1,263,163
Robert Bennett (5)	Resignation	—	—	—	—	—	—
	Termination for cause	—	—	—	—	—	—
	Termination without cause	629,280	377,568	524,119	—	5,312	1,536,279
	Change of control	629,280	377,568	1,111,720	—	—	2,118,568
	Retirement	—	—	1,111,720	158,577	—	1,270,297

(1)	Please see the tables following for a description of the entitlements of each NEO under the various departure scenarios.
(2)	Payouts for PSUs assume a performance factor of 1.0 and are valued using the average closing share price for the last 50 trading days of 2016 ($45.41).
(3)	Payouts for stock options on retirement represent the value of stock options that are unvested as of December 31, 2016 (the assumed retirement date) that would vest within 24 months from the assumed retirement date, using the closing share price as of December 31, 2016 ($45.41).
(4)	Continuation of benefits may reflect amounts for car allowance, health and dental benefits and insurance benefits, pursuant to the terms of the NEOs’ employment contracts, as applicable.
(5)	Any USD amounts applicable to Mr. Bennett have been converted to CAD in the table using the exchange rate of $1.00 USD = $1.3248 CAD, which is based on the Bank of Canada daily average exchange rate between CAD and USD for 2016.

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MANAGEMENT INFORMATION CIRCULAR

The following is a summary of the entitlements on departure afforded to each NEO under his or her employment contract or the applicable plans as of December 31, 2016.

Christopher Huskilson

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to 24 months’ compensation based upon annual salary, short-term incentive at target and car allowance. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Huskilson may elect within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 24 months’ compensation based upon annual salary, short-term incentive at target, and car allowance. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and stock options are forfeited.

Retirement	Mr. Huskilson was eligible to retire with an unreduced pension as of June 30, 2012. He has agreed to advise the Company at least 12 months in advance of any proposed retirement. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest in accordance with the applicable performance criteria and will be paid out upon vesting. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement, and (b) 10 years from the original grant date.

Scott Balfour

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Balfour may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Retirement	Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. Unvested stock options continue to be eligible to vest for two years past retirement. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

Other	If Mr. Balfour’s employment is terminated without cause, he is entitled to a relocation program for reimbursement of reasonable relocation costs back to Ontario to a maximum of $200,000, which is payable up to 12 months after the termination date.

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Greg Blunden

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Blunden may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out assuming a performance factor of 1.0. Unvested stock options are forfeited.

Retirement	Mr. Blunden becomes eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest in accordance with the applicable performance criteria and will be paid out on a prorated basis upon vesting. Unvested stock options are forfeited.

Nancy Tower

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary, short-term incentive at target and car allowance. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Ms. Tower may elect, within three months following such substantial reduction in responsibilities or scope of authority, to terminate employment and receive 12 months’ compensation calculated on the basis of her annual salary and short-term incentive at target. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Retirement	Ms. Tower becomes eligible to retire with an unreduced pension as of March 31, 2019. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

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Robert Bennett

Resignation	All unvested PSUs and stock options are forfeited.

Terminated for cause	All unvested PSUs and stock options are forfeited.

Terminated without cause	Entitled to a lump sum equal to 12 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs are prorated to the date of termination and paid out based on an estimated future value. Unvested stock options are forfeited.

Change of control	If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities and there is a substantial reduction in responsibilities or scope of authority, Mr. Bennett may elect, within three months following such substantial reduction in responsibilities or scope or authority, to terminate employment and receive 12 months’ compensation calculated on the basis of his annual salary and short-term incentive at target. Unvested PSUs are deemed to vest on the termination date. Unvested stock options are forfeited.

Retirement	Mr. Bennett becomes eligible to retire with an unreduced pension as of October 31, 2017. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs continue to be eligible to vest for two years following retirement in accordance with the applicable performance criteria. Unvested stock options continue to be eligible to vest for two years past retirement. Any stock options that have not vested within two years of retirement are forfeited. All vested stock options must be exercised by the earlier of (a) two years from the date of retirement; and (b) 10 years from the original grant date.

Other	In a termination without cause scenario, Mr. Bennett is entitled to receive his pension on his earliest retirement eligibility date, to be calculated based on his earliest retirement eligibility date in 2017 and, in accordance with his supplemental pension agreement, the pension would be calculated using his salary and annual target bonus in effect at the time of termination.

Emera Inc. — Management Information Circular 2017	65

Shares Authorized for Issuance under Equity-based Compensation Plans

The following table shows shares authorized for issuance under the Stock Option Plan and the Employee Common Share Purchase Plan as of December 31, 2016. There are no equity-based compensation plans that were not approved by Shareholders.

Plan Category	(A)	(B)	(C)
	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options ($)	Number of shares available for future issuance under equity compensation plans (excluding column (A))
Equity-based compensation plans approved by Shareholders
• Senior Management Stock Option Plan	2,920,000	37.42	3,724,110
• Employee Common Share Purchase Plan	N/A	N/A	1,458,127

Total	2,920,000	37.42	5,182,237

Loans to Directors and Officers

No current or former directors, officers or employees of Emera, or any of its subsidiaries, had any loans with Emera or any of its subsidiaries at any time in 2016, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

Material Transactions

During the most recently completed financial year, insiders of the Company and its affiliates, including Directors, executive officers, proposed Director nominees or their associates or corporations they controlled, did not have any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect the Company.

Management Contracts

There are no functions of management that are performed by a person or company other than the Directors, executive officers or other employees of the Company.

Audit Committee Information

For information regarding Emera’s Audit Committee, including its Charter, composition, relevant education and experience of its members, Audit Committee oversight, policies and procedures for the approval of non-audit services and Auditors’ service fees, please refer to Emera’s Annual Information Form, available on SEDAR at www.sedar.com, or by contacting the Corporate Secretary of the Company.

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Appendix A

Emera Incorporated Board of Directors Charter

The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) to ensure the viability of the Company by overseeing management of the business.

In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities.

Independence and Integrity

The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading.

The Chair shall be an “independent director” as defined above.

The Board shall review and approve standards for ethical business conduct for employees, officers and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company.

The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and the creation of an integrity-based culture throughout the Company.

The Board shall, through its oversight of management, continue to foster an organization which operates in an environmentally responsible manner.

Strategic Planning

The Board shall provide oversight and guidance on the strategic issues facing Emera.

The Board shall oversee a strategic planning process resulting in a strategic plan which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business.

The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy, and consider any adjustments to the strategy that may be required from time to time.

The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

The Board shall review and approve all material acquisitions, dispositions, projects, business plans, and budgets.

Risk Responsibility

The Board shall oversee the implementation by management of appropriate systems to identify, report, and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing:

(a)	the annual identification and assessment of the principal risks of Emera;

(b)	the process for ongoing monitoring and reporting of the principal risks of Emera;

(c)	the effectiveness of Emera’s mitigation response to its principal risks;

(d)	the alignment of risk management with Emera’s risk profile, its strategy, and its organizational objectives, including capital and resources allocation.

The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans.

The Board shall receive regular updates on the status of risk management activities and initiatives.

The Board shall approve and monitor processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements.

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Leadership and Succession

The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives.

The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business.

The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations.

The Board shall evaluate the performance, and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers.

The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time.

Financial

The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements.

The Board will review the financial performance of the Company and declare dividends as appropriate.

The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (MD&A) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements.

The Board shall review the quality and integrity of Emera’s internal controls and management information systems.

Corporate Communications and Public Disclosure

The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure.

The Board shall oversee systems for receiving feedback from stakeholders and monitor such feedback received by the Company.

Governance Responsibility

The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company.

Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries.

The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders.

The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions.

The Board shall oversee a process for the selection of qualified individuals for Board nomination, and shall approve selection criteria for identifying Director candidates taking into account the competencies and skills the Board as a whole should possess.

The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors. The Board shall undertake regular evaluation of Directors’ compensation.

The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities.

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